UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer
Next Thing Technologies, Inc

Legal Status of Issuer

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
August 26, 2019

Physical Address of Issuer
2180 Vista Way, Oceanside, CA 92054

Website of Issuer
https://nextthing.tech

Is there a Co-Issuer? ______ yes __x____no.

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities, LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary:
008-70756

CRD Number, if applicable, of Intermediary:
315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of an eight and one half percent (8.5%) commission based on the

dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $10,000 advance setup fee and $1,500 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
None

Type of Security Offered:
Class A Common Stock

Target Number of Securities to be Offered:
8,170

Price (or Method for Determining Price):
$6.00

Target Offering Amount:
$50,000.40

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):
$4,999,997.16

Deadline to reach the Target Offering Amount:
April 25, 2027

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
2

	Most recent fiscal year-end*	Prior fiscal year-end*
Total Assets	$949,969.00	$533,158.00
Cash & Cash Equivalents	$887,817.00	$507,291.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income/(Net Loss)	$(2,122,224.00)	$(1,943,281.00)

*Reflects the financial results for the Issuer, Next Thing Technologies, Inc. Exhibit B, attached hereto and made a part hereof, includes the audited financials for the Issuer.

Jurisdictions of Offerings:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Subscription Agreement
EXHIBIT E: Restated Certificate of Incorporation and Amendment thereto, along with Certificate of Designation
EXHIBIT F: Bylaws
EXHIBIT G: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 31, 2026



Next Thing Technologies, Inc

Up to $4,999,997.16 ("Maximum Amount") of Class A Common Stock (representing a maximum of 816,993 Securities, including an aggregate $98,036.28 in Investor Transaction Fees)

Next Thing Technologies, Inc (the "Company," "we," "us", "Issuer" or "our"), is offering a minimum amount of **$50,000.40** (the "Target Offering Amount") and up to a maximum amount of **$4,999,997.16** (the "Maximum Offering Amount") worth of Class A Common Stock of the Company (the "Securities" or singularly the "Security") at a price of **$6.00** per Security (collectively, the "Offering"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The Target Offering Amount and Maximum Offering Amount includes the 2% investor processing fee total for all investments ("Investor Transaction Fee"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by April 25, 2027 (the "Target Date").

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 25, 2027. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $752.76. Investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 2% per investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $738.00 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$738.00	$62.73	$675.27
Investor Transaction Fee (4)	$14.76	$1.25	$13.51
Target Offering Amount	$50,000.40	$4,250.03	$45,750.37
Maximum Offering Amount	$4,999,997.16	$424,999.76	$4,574,997.40

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $10,000 payment and a $1,500 monthly fee for use of the platform, which are not included above.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor an Investor Transaction Fee of two percent (2.0%) of the Investor's investment amount. The Investor Transaction Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Transaction Fee. The Intermediary receives commissions on the Investor Transaction Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE   INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL

SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT   ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than DealMaker Securities LLC (the "Intermediary") has been authorized to host this Form C and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

Company Overview

Next Thing Technologies, Inc is a Delaware corporation formed in 2019 that is developing sodium ion batteries. The Company is focused on research and development and has not yet generated revenue. Operations have been funded by the founders and previous Regulation Crowdfunding and Regulation A offerings. The Company intends to sell its products throughout the United States and internationally. The Company's website is https://nextthing.tech.

A full description of our products, services and business plan can be found on the Company's investor website page at https://invest.nextthing.tech (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit C. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit C as well as the Investor Website Page at the time you consider making an investment commitment.

Business Model

The Company's business model centers on designing, manufacturing and selling the Next Bolt battery system to residential and commercial customers. Revenue is expected to come from sales of battery units and associated services such as installation and maintenance. In the longer term, Next Thing may also license its sodium-ion technology to partners or enter into joint ventures to expand distribution.

Competitors

Next Thing competes with established and emerging battery and energy-storage providers, particularly companies offering lithium-ion systems. Key competitors include Tesla's Powerwall, LG Chem, Samsung SDI and other battery manufacturers, as well as emerging firms developing sodium-ion or alternative storage technologies.

Industry

Energy storage and battery technology for residential, commercial, and grid-scale applications. The company focuses on sodium-ion battery development and data center business models, part of the broader renewable energy and sustainable technology industry.

Current Stage

Development and scale of prototype testing stage; pre-revenue. Next Thing Technologies is refining the Next Bolt battery design, completing prototypes, increasing size of batteries and preparing for pilot installations.

Future Roadmap

Short-term goals include finalizing a commercial size prototype and obtaining necessary safety certifications; mid-term goals include pilot installations with customers and early adopters; long-term goals include scaling production, forming strategic partnerships to license the technology, and expanding into commercial and grid-scale markets.

Perks

The Company is offering the following Perks to Investors:

Time-Based Bonus Shares of Class A Common Stock:

Funded Investment Received By:*	Bonus Shares of Class A Common Stock**
11:59 P.M. Pacific Time on August 7, 2026	20% bonus shares of Class A Common Stock
At or after 12:00 A.M. Pacific Time on August 8, 2026 and before 11:59 P.M. Pacific Time on September 6, 2026	15% bonus shares of Class A Common Stock
At or after 12:00 A.M. Pacific Time on September 7 and before 11:59 P.M. Pacific Time on October 14, 2026	10% bonus shares of Class A Common Stock

*For purposes of this table, Funded Investment means each funded investment from an Investor made within the specified time frame in the table above in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening, by the applicable deadline.
**Bonus shares of Class A Common Stock shall have the same terms as the Class A Common Stock issued in the Offering.

Large Investor Bonus Shares of Class A Common Stock:

Funded Investment Amount Received*	Bonus Shares of Class A Common Stock**
$997.56 to $1,999.99	2.5% bonus shares of Class A Common Stock
$2,000.00 to $4,999.99	5% bonus shares of Class A Common Stock
$5,000.00 to $9,999.99	10% bonus shares of Class A Common Stock
$10,000.00 to $24,999.99	15% bonus shares of Class A Common Stock
$25,000.00 to $49,999.99	20% bonus shares of Class A Common Stock
$50,000.00 to $99,999.99	25% bonus shares of Class A Common Stock
$100,000.00 and above	30% bonus shares of Class A Common Stock

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, multiple investments may not be aggregated in determining whether the Funded Investment Amount threshold has been met, unless an investment is made within seven days from the original investment.
** Bonus shares of Class A Common Stock shall have the same terms as the Class A Common Stock issued in the Offering.

For the sake of clarity, Time-Based Bonus Shares and Large Investor Bonus Shares can be stacked together. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. When stacked, each bonus percentage is applied to the same base shares purchased and the resulting bonus

shares are added together. Bonus Shares will be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Bonus Shares. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name: Jason Adams
Current Role: Chief Executive Officer, President and Director
Positions Held with the Issuer:
- **Position:** Chief Executive Officer, President and Director
- **Service Dates:** 08/2019 - Current
- **Responsibilities:** Oversees product development, corporate strategy, fundraising and day-to-day operations.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions

are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

If the Company cannot raise sufficient funds, it will not succeed
Even if the maximum amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it will have to find other sources of funding for its plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

Our sales cycle may be lengthy and pilot projects may not convert into commercial orders.
Our target customers, particularly commercial, industrial, data-center and other enterprise customers, may require extended technical diligence, product testing, internal budget approval, procurement review and site assessment before committing to a purchase. Even where we secure pilot projects or early trials, those engagements may not result in repeat orders, larger deployments or long-term customer relationships. If our sales cycle is longer than expected, or if pilot installations do not convert into commercial adoption, our revenue growth may be materially delayed and our customer acquisition costs may increase.

We may encounter significant manufacturing scale-up and production-yield challenges.
Moving from research and intellectual property development through prototyping, scaled testing, and ultimately to repeatable commercial production is inherently difficult and capital-intensive. As we advance through these stages, we may encounter issues relating to process consistency, component tolerances, production yields, quality control, testing procedures, supplier qualification, scrap rates and throughput. Even if technology performs well in laboratory or early-stage settings, we may be unable to manufacture products at the volume, quality, reliability or cost required for commercial success. Any such difficulties could result in delays, higher costs, product defects, reduced margins and reputational harm.

Our battery systems may face integration, installation and commissioning challenges in real-world customer environments.
Our products may need to integrate with a range of third-party hardware, software and site-specific infrastructure, including power-management systems, inverters, HVAC systems, fire-suppression equipment, monitoring tools and existing customer electrical systems. Performance in customer environments may differ materially from performance observed in laboratory testing or controlled pilot settings. If installation, integration or commissioning is more difficult, time-consuming or costly than expected, projects may be delayed or cancelled, and we may face customer dissatisfaction, warranty claims or additional support costs.

We may underestimate warranty exposure and lifecycle service costs.

Our business model may require us to provide warranties, maintenance, monitoring, repair, replacement or other post-sale support over extended periods. The actual rate of battery degradation, service calls, field failures, replacements and related labor or logistics costs may be higher than we expect. If we fail to price these obligations correctly, establish adequate reserves or build sufficient support capabilities, our gross margins, cash flow and reputation could be materially adversely affected.

Market participants may be slow to accept sodium-ion technology for commercial deployment.
Sodium-ion battery technology is less established commercially than lithium-ion and other incumbent storage technologies. Potential customers, channel partners, insurers, financing sources and procurement teams may view sodium-ion systems as unproven, may require longer validation periods, may demand more conservative commercial terms, or may decline to adopt the technology altogether. If the market does not gain sufficient confidence in the performance, reliability, insurability or long-term economics of sodium-ion systems, our commercialization efforts could be materially delayed or impaired.

Management Involvement
Our officers and key team members are actively engaged in leading the Company, but may also have outside business or advisory interests. They are expected to devote substantial time and attention to the Company, but are not contractually required to work exclusively for us

Use of Proceeds, Financial Controls, and Cash Visibility
The Company intends to use the proceeds of this Offering as described in the "Use of Proceeds" section of this Form C. However, management retains broad discretion to allocate and reallocate proceeds among the described categories or to new categories as business needs evolve. As an early-stage company, the Company's internal controls over financial reporting and the use of funds may not be as robust as those of a more established organization. The Company is not obligated to provide real-time or periodic updates on its cash position, burn rate, or remaining runway between annual SEC filings. Investors may not have visibility into the Company's financial condition between annual reports. The Company's independent auditors have included an emphasis-of-matter paragraph in their report regarding substantial doubt about the Company's ability to continue as a going concern. There is no assurance that the proceeds of this Offering will be sufficient to fund the Company's operations to profitability or to the next funding event.

The Company's success depends on the experience and skill of its executive officers and key personnel.
We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The amount raised in this Offering may include investments from Company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes:

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Tax Risks and Record-Keeping

The Company is structured as a C-corporation, which simplifies certain tax matters compared to pass-through entities (no K-1 forms are issued to investors). However, investors should maintain their own records of all investment transactions for tax purposes, including the purchase price, date of acquisition, and any transaction fees paid. If the Company ceases operations, investors will need documentation to claim a capital loss deduction on their tax returns, and the Company may not be able to provide such documentation. If the Company operates in multiple states, investors may have state income tax filing obligations in states other than their state of residence depending on the Company's nexus and operations. Each prospective investor should consult their own tax advisor regarding the consequences of this investment.

Using a credit card to purchase Securities may impact the return on your investment:

Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Our inventory could get damaged or be destroyed.

We anticipate that we will maintain an inventory of our products for distribution and sale. Such inventory could be damaged or destroyed. Furthermore, battery technology is often dangerous and there is an increased risk of fire or explosion with our inventory. Any loss to our inventory could impact our revenues and returns to our investors.

Our distribution channels may prove inadequate at getting our products to our customers.

We will need to find the right distribution methods in order to get our products to our potential customers. If the distribution channels we identify are inadequate or are otherwise ineffective at getting our products to our customers our ability to maintain our operations will be materially impacted.

We cannot assure you that we will effectively manage our growth.
We cannot assure you that we will be able to grow the company's revenues and earnings. The growth of the company is contingent upon various factors, including market acceptance, competition, access to capital, ability to employ effective employees, and to otherwise attract and retain key personnel. To manage the anticipated future growth and carry out the company's plans for the development and commercialization of the company's products and services, the company will need to recruit and retain qualified management and personnel across a wide range of operational, sales and financial capabilities. Competition for executive and key personnel is intense. The company may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of the company's operations geographically may lead to significant costs and may divert the company's management and business development resources. Any ability to manage the company's growth or complications involving management of the company's growth could delay execution of the company's business plan or disrupt the company's operations.

If we do not successfully establish and maintain our company as a highly trusted and respected name for battery technology or are unable to attract and retain customers, we could sustain loss of revenues, which could significantly affect our business, financial condition and results of operations.
In order to attract and retain a customer base and increase business, we must establish, maintain and strengthen our name and the products and services we provide. In order to be successful in establishing our reputation, customers must perceive us as a trusted source for high quality batteries. If we are unable to attract and retain customers, we may not be able to successfully establish our name and reputation, which could significantly affect our business, financial condition and results of operations.

Development-stage business and technology risk
Next Thing Technologies is a development-stage company with no revenues to date. Our sodium-ion battery technology is still in prototype development and may not achieve the performance, safety or cost targets necessary for commercial success. Bringing our product to market will require additional financing for R&D, pilot manufacturing and working capital, and there is no assurance such financing will be available or on favorable terms. We operate in a highly competitive energy storage industry dominated by well-capitalized companies with mature lithium-ion technologies. Supply-chain constraints, raw material shortages and regulatory hurdles could delay product development and increase costs. These factors could materially harm our business and investors could lose their entire investment.

Business Failure, Product Risk, and Operational Uncertainties
The majority of early-stage companies fail. Industry data indicates that approximately 50% of startups fail within five years, and failure rates for crowdfunded companies may be similar or higher. There is a risk that the Company may never successfully develop, manufacture, or deliver its sodium-ion battery products, including the Next Bolt system. The Company is dependent on a single primary product line; if the Next Bolt does not achieve commercial viability, the Company may have no alternative revenue source. Battery technology carries inherent risks including the possibility of product failures, fire, explosion, or thermal events that could result in property damage, personal injury, and significant product liability exposure. The Company reserves the right to pivot or fundamentally change its business model, product offering, or target market at any time without investor consent. In the event of liquidation, equity holders are last in priority and may receive nothing. The Company may pursue aggressive growth strategies that require significant capital; if growth targets are not met, overexpansion could accelerate failure. The Company may relocate its operations to a different jurisdiction without notice to investors. The Company is also exposed to risks from pandemic, natural disaster, and other force majeure events that could disrupt operations.

Fundraising and marketing expenses
To raise capital through Regulation A and Regulation CF offerings, we incur significant costs for marketing, advertising, technology platforms, broker-dealer commissions and payment-processing fees. If we spend heavily on marketing but do not achieve our targeted raise, the proceeds available for operations may be substantially reduced. In a worst-case scenario we could spend leaving little, negative or no net proceeds. These costs are variable and volatile and could materially reduce funds available for product development and general operations.

Insufficient capital to execute our plans
Our business objectives—finalizing prototypes, obtaining safety certifications, launching pilot installations, and scaling production—require substantial capital. If our offering does not raise enough funds, or if we are unable to secure follow-on financing when needed, we may have to delay or scale back our development and commercialization efforts. Some initiatives require a critical mass of capital to execute properly; if we commence

projects before sufficient funding is available, we could become stuck part-way through and unable to complete them.

Dependence on key partners and agreements
Our ability to develop and commercialize our sodium-ion battery technology depends on relationships with suppliers, development partners, licensors and other third parties. If any key partnership, supply agreement, IP licence or other critical contract is terminated or fails, we may lose access to essential materials, expertise or rights, which could significantly delay or prevent product development. We may not be able to replace these partners on acceptable terms, which would harm our business.

Intellectual Property, Product Liability, and Key Person Risk
The Company's business depends on outside, internal, non proprietary and proprietary sodium-ion battery technology, including patents, trade secrets, and proprietary manufacturing processes. There can be no assurance that the Company's intellectual property will be adequate to prevent competitors from developing similar technology, or that existing or future patents or legal protections will not be challenged, invalidated, or circumvented. The Company may become involved in legal proceedings, claims, or disputes, including patent infringement claims, product liability claims arising from battery technology (including risks of fire, explosion, or thermal runaway), and regulatory enforcement actions. The Company operates in a regulated industry subject to evolving federal, state, and local regulations governing energy storage, battery safety, and environmental standards. The Company depends heavily on the continued service of its founder and CEO, Jason Adams. The Company does not maintain key man life insurance on Mr. Adams. As an early-stage entity, the Company may not maintain the same level of corporate formalities, internal controls, and governance procedures as a more established organization, and lapses could have legal and operational consequences.

Legal risks related to employment and California law
We operate in California and engage contractors and employees under California's strict employment laws. These laws may classify contractors as employees and impose significant obligations regarding wages, benefits and termination. If a contractor or former contractor asserts that they were misclassified or wrongfully terminated, we could face costly litigation, fines or penalties. Furthermore, California's pro-worker regulations create ongoing legal risks for any employees we hire in the state. Defending such claims may require substantial financial resources and management time and could materially adversely affect our financial condition and operations   .

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions

to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.
Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.
The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and

distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Relating to Regulation of our Business and Industry

Regulatory and compliance risks
Our business operates in a regulated environment. Development, production and sale of energy storage systems are subject to federal, state and local laws and regulations concerning safety, environmental impact and grid interconnection. We may need to obtain and maintain permits and certifications for our sodium-ion battery technology, and regulatory agencies could delay or deny approvals. Future changes in laws or regulations, including environmental, energy or securities regulations, could impose additional costs or restrictions on our operations and may make it more difficult or expensive to commercialize our products.

Limitations on Legal Recourse
As a practical matter, the small dollar amount of individual crowdfunding investments may make it economically unfeasible to pursue legal claims individually. There is no established legal precedent for class action securities claims brought by Regulation CF investors, and the procedural requirements for securities class actions under the Private Securities Litigation Reform Act (PSLRA) create significant barriers for crowdfunding investors. The Company has conducted background checks on its officers, directors, and significant shareholders and believes that no "bad actor" disqualification events exist; however, these background checks are not guaranteed to be comprehensive or up to date. The Subscription Agreement for this Offering contains forum selection and jury trial waiver provisions that limit the venues in which claims may be brought and the manner in which disputes may be resolved. Investors should consult their own legal counsel regarding the implications of these provisions.

Risks Relating to the Shares and the Offering

Any Valuation at This Stage Is Difficult to Assess
Any valuation at this stage is difficult to assess. The Company has set the price of the Securities in this Offering at $6.00 per share of Class A Common Stock. The valuation for this Offering was not established in a competitive market and was set by the Company on an arbitrary basis that was not based on the financial results of the Company. Instead, it was based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.
The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Stale Financial Statements and Undisclosed Liabilities
The financial statements included in this Form C are as of a specific date and may not reflect the Company's current financial condition. The Company may have incurred additional liabilities, obligations, or expenses since the date of the financial statements that are not reflected therein. Material changes to the Company's business or financial

condition may have occurred since the statement date. Due to the time required for SEC review and offering preparation, the financial statements may be several months old by the time you invest. Investors should not assume that the financial condition described in the financial statements remains unchanged at the time of their investment.

Investors will have limited voting rights.
Investors will have the right to vote upon matters of the Company, however, Investor voting power will be limited and they will be minority owners. As such, Investors will essentially have limited voting power to influence management or control of the Company and will be passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of control.

Limitations on Investor Communications
The Company is legally required to file one annual report on Form C-AR per year with the SEC. Beyond this annual filing, the Company has no legal obligation to provide interim updates, newsletters, progress reports, or financial data to investors. The Company does not commit to a fixed update schedule; updates may be provided at irregular intervals and at the sole discretion of management. When provided, updates may be general in nature and may not include detailed financial data, performance metrics, milestone tracking, or candid discussion of challenges and setbacks. Communications may emphasize positive developments and reflect management's perspective. The Company is under no obligation to proactively disclose all developments beyond what is required in annual SEC filings. The Company may not respond to individual investor inquiries, as management's primary obligation is to operate the business. Information may be disseminated across multiple channels including the funding platform, social media, and the Company's website, with no guarantee of consistency. The Company's website, social media accounts, and online presence may become inactive or be discontinued at any time, and such unavailability should not be interpreted as an indication of the Company's operating status.

Selective Disclosure and Information Asymmetry
The Company may share different levels of information with different categories of stakeholders, including institutional investors, strategic partners, and advisors. Regulation FD, which requires simultaneous disclosure of material information to all investors, does not apply to the Company. As a result, certain investors or stakeholders may receive information that is not available to investors in this Offering. The business plan, financial projections, and operational targets described in this Form C represent management's current expectations and intentions; actual results may differ materially from these forward-looking statements. The Company may offer different classes or series of securities to different investors with varying rights, preferences, and privileges. Institutional investors may negotiate terms more favorable than those available to investors in this Offering.

SEC Reporting Obligations and Compliance Risk
The Company is required to file an annual report on Form C-AR with the SEC within 120 days of the end of its fiscal year. In addition, the Company has prior Regulation A reporting obligations including annual reports on Form 1-K, semiannual reports on Form 1-SA, and current event reports on Form 1-U upon the occurrence of certain material events. These ongoing reporting obligations create administrative burden and expense. While always a primary goal, SEC filings could not always be made within the prescribed deadlines; operational constraints, accounting delays, or resource limitations may result in late filings. Industry data indicates that more than 56% of Regulation CF issuers fail to comply with annual reporting requirements. While non-compliance is a violation of federal securities law, SEC enforcement resources dedicated to crowdfunding issuers are limited, and investors have limited practical recourse if the Company fails to file required reports. The Company is also an emerging growth company, which allows it to take advantage of certain reduced reporting and disclosure requirements that may result in less information being available to investors compared to more established public companies. The Company discloses all compensation arrangements with persons engaged to promote this Offering as required by applicable regulations.

Investment and share risks
There is currently no public market for our shares, and there is no guarantee that a market will develop. As a result, investors may find it difficult or impossible to resell their shares. The price of the shares in this offering has been arbitrarily set by the company and may not reflect the value of the company once a market develops. Our dual-class share structure grants Class B stockholders ten votes per share while Class A stockholders (including investors in this offering) have one vote per share, which means new investors will have limited ability to influence corporate matters. Future issuances of additional shares or securities convertible into shares could dilute the ownership percentage and voting power of existing investors. Investing in our shares involves a high degree of risk and you may lose your entire investment.

Limitations on Investor Governance Rights

The Company has a dual-class share structure consisting of Class A Common Stock (1 vote per share) offered in this Offering, and Class B Common Stock (10 votes per share). As a result, two entities maintain effective voting control over all matters submitted to a vote of stockholders, including election of directors, approval of mergers or acquisitions, amendments to governing documents, and all other significant corporate actions. Investors in this Offering will hold Class A shares and will have little to no ability to influence strategic direction, management decisions, hiring or firing of officers, executive compensation, capital allocation, or any operational matter. Investors will not receive board seats, board observer rights, or any other form of governance participation. All operational and strategic decisions are made by management and the board of directors in their sole discretion, including product development, market strategy, partnerships, and the timing and terms of future fundraising. If the CEO or other key person departs the Company, the selection of a replacement will be made by the remaining management and board without investor input. This concentrated control means that the interests of the controlling shareholder may not align with the interests of Class A investors.

Dilution, Anti-Dilution, and Down Rounds

The Company expects to raise additional capital in the future through subsequent equity offerings, convertible debt, or other instruments. Each subsequent capital raise will dilute the ownership percentage of existing investors, including investors in this Offering. The securities offered hereby do not include anti-dilution protections such as weighted-average or full-ratchet adjustments. If the Company raises future capital at a lower valuation than the valuation implied by this Offering (a "down round"), the value of your investment will decline and you may not receive any compensation, additional shares, or price adjustment. The Company has or may establish employee stock option pools, restricted stock units, warrants, or other equity incentive programs that will further dilute investor ownership. Additionally, the Company offers bonus shares to investors based on investment amount tiers; investors who pay the full offering price of $6.00 per share will be diluted by the issuance of bonus shares to larger investors. Investors should expect significant dilution over time and should not rely on maintaining any particular ownership percentage.

Related-Party Transactions and Conflicts of Interest

The Company may engage in transactions with its officers, directors, major shareholders, and their affiliates. Federal securities regulations require disclosure of related-party transactions according to the terms of those regulations. Transactions below these thresholds are not required to be disclosed, meaning that smaller but potentially significant transactions may occur without investor knowledge. There is no independent review committee or investor approval requirement for related-party transactions. The compensation of the Company's officers and directors is determined by the board and is not subject to approval or review by investors. There are no caps or limitations on executive compensation, and management may increase salaries, bonuses, or equity grants at any time without disclosure to or consent of investors in this Offering.

Amendments to Governing Documents; Drag-Along and Tag-Along Rights

The Company's certificate of incorporation and bylaws may be amended by the board of directors without the consent of investors in this Offering. Such amendments could modify investor rights, preferences, or protections. The Company's governing documents may contain drag-along provisions that could require minority investors (including investors in this Offering) to sell their securities in connection with a sale of the Company, potentially at a price, on terms, or at a time that is unfavorable to such investors. The governing documents do not include tag-along rights for investors in this Offering. If majority shareholders sell their interests in a private transaction, investors in this Offering will not have the right to participate in such sale and may be left holding illiquid securities in a company with new controlling shareholders whose interests may differ from their own.

No Secondary Market and Severe Liquidity Constraints

There is currently no established public trading market for the Company's securities, and one may never develop. While certain platforms operate secondary trading markets for crowdfunding securities, these markets are characterized by low trading volume, wide bid-ask spreads, and limited participation. Transaction fees on secondary platforms may be 5% or more of the sale price, significantly reducing net proceeds. Certain state securities laws restrict the number of secondary market transactions you may conduct per year or impose other conditions on resale. The availability of secondary trading depends on the Company electing to list on a secondary market platform, which the Company is under no obligation to do. Even if secondary trading becomes available, crowdfunding securities frequently trade at significant discounts to offering price due to limited liquidity and information asymmetry. Access to secondary market trading may require enrollment in platform-specific programs with annual membership fees. Investors should be prepared to hold these securities indefinitely.

Rare Exit Events and Indefinite Hold Period

Positive exits (acquisitions, IPOs, or share repurchases) in equity crowdfunding are exceedingly rare. Industry data indicates that fewer than 2% of crowdfunded companies have achieved a positive exit event for investors. The Company may never pursue an initial public offering or listing on a national securities exchange. The Company's management and board of directors are under no obligation to pursue a sale, merger, IPO, or other liquidity event, and may decline acquisition offers or other exit opportunities in their business judgment. Many early-stage companies neither fail outright nor achieve a successful exit; the Company may continue to operate for years or indefinitely without generating returns to investors or achieving a liquidity event). Your securities may also be subject to contractual lock-up periods in addition to regulatory resale restrictions. Investors should invest only funds they can afford to lose entirely and hold indefinitely.

Down Rounds and Post-Listing Price Risk

If the Company raises additional capital in the future at a lower valuation than the valuation implied by this Offering, the implied value of your investment will decline and you will not receive any compensation, additional shares, or price adjustment. If the Company pursues an IPO or other public listing, there is no guarantee that the public trading price will meet or exceed the price you paid in this Offering. Many companies that transition from private to public markets experience significant initial price volatility, and trading prices may decline below the original offering price.

Funding Platform Risks and Conflicts

This Offering is conducted through DealMaker Securities LLC, which earns fees from the Company. This creates a potential conflict of interest, as the platform's financial incentive is to facilitate successful offerings rather than to screen for investment quality. The platform's review of this Offering, while conducted in accordance with regulatory requirements, does not constitute comprehensive due diligence or an endorsement of the investment. Investor questions and comments on the platform may be subject to content moderation. The platform may be acquired, merged with another entity, or cease operations; your investment in the Company is not affected by the platform's status, but you may lose access to communication channels and investment records. The Company's securities are recorded in book-entry form by the Company's designated transfer agent; there are no physical stock certificates. Transfer agent errors, delays, or service interruptions may affect ownership records. This Offering may result in hundreds or thousands of individual security holders, creating capitalization table complexity and administrative burden. Investors are strongly encouraged to retain their own copies of all investment documentation, confirmations, and records. The funding platform may offer optional membership or bonus programs that carry additional fees; enrollment in any such program is voluntary and separate from this investment.

Cancellation, Escrow, and Oversubscription

You have the right to cancel your investment commitment for any reason until 48 hours before the offering deadline. After that 48-hour window closes, your commitment is irrevocable. If you cancel within the permitted window, the refund of your funds may take several business days or longer to process. Investment funds are held in escrow by Enterprise Bank & Trust until the offering closes and the minimum target is met. The Company does not have access to your funds during the escrow period. If this Offering is oversubscribed, the Company will allocate investments at its discretion and your commitment may be reduced or rejected. Your eligibility to invest and the maximum amount you may invest are determined by your annual income and net worth under Regulation CF rules. You have self-certified your income and net worth, and the Company and the platform are relying on your self-certification without independent verification.

Investor Relations Limitations

The Company is not required to provide a dedicated investor portal, dashboard, or real-time access to Company information. Any such tools, if provided, are a courtesy and may be discontinued. The funding platform may not provide tools for investors to communicate directly with other investors, and there is no formal mechanism for investors to collectively organize, elect a representative, or advocate as a group. The Company or future investors may request cap table simplification by consolidating or buying out crowdfunding investors; any such buyback, if offered, would be voluntary and at a price determined by the Company. The Company may offer non-monetary perks or rewards in connection with this Offering; these are provided as a courtesy and are not guaranteed. The Company may dissolve, wind down, or cease operations without providing advance notice to investors beyond any SEC filing requirements. Online forums, social media groups, and other unofficial channels may contain discussion about the Company; information in these channels is not verified and may contain inaccuracies or misinformation that could affect investment decisions.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Non-U.S. Investors in the Company's Securities may encounter additional risks associated with their investment.

International investors are solely responsible for ensuring that their participation in this offering complies with the laws and regulations of their home country, including securities laws, exchange controls, and tax obligations. The company assumes no responsibility for determining the legal or regulatory requirements in any foreign jurisdiction.

The securities offered in this document have not been, and will not be, registered under the securities laws of any jurisdiction outside the United States. As a result, these securities cannot be offered, sold, resold, or otherwise transferred in any non-U.S. jurisdiction unless in compliance with the applicable laws of such jurisdiction or an exemption from registration is available. It is the responsibility of investors residing outside the U.S. to ensure compliance with their local securities regulations.

For investors outside the United States, there are risks associated with fluctuations in currency exchange rates. Changes in the value of the U.S. dollar relative to your local currency could affect the value of your investment and any returns. The company does not provide hedging services or advice regarding currency exchange.

This offering and any agreements related to the purchase of securities are governed by the laws of the State of Delaware and applicable federal laws of the United States. All disputes arising from this offering will be settled in U.S. courts. International investors acknowledge that enforcing their rights in U.S. courts may present challenges due to differences in legal systems.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
First Holding Management LLC*	4,600,565	Class B Common Stock	38.00%
Jackson Investment Management LLC**	7,523,150	Class B Common Stock	62.00%

*This entity is wholly-owned by Nick Urbani.
**This entity is wholly-owned by Jason Adams, the Company's CEO and sole director.

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

Name: Regulation A offering
Type of security sold: Class A Common Stock
Final amount sold: $3,780,553
Number of Securities Sold: 866,489
Use of proceeds: Research, development, engineering, and product or technology activities; manufacturing, production, operations, and infrastructure; go-to-market activities, including marketing, advertising, sales, and business development; capital-raising and investor relations activities; legal, professional, and general and administrative expenses; personnel and related costs; working capital; and other general corporate purposes
Date: From August 18, 2023 to November 7, 2025 (certain administrative closings occurred in 2026)
Offering exemption relied upon: Regulation A

THE COMPANY'S SECURITIES

The Company's Securities
The Company is authorized to issue shares of capital stock designated, respectively, "Class A Common Stock," "Class B Common Stock" and "Preferred Stock." The total number shares of capital stock that the Corporation is authorized to issue is 60,000,000 shares, consisting of (i) 32,000,000 shares of Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock"), (ii) 18,000,000 shares of Class B Common Stock, par value $0.00001 per share (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock") and (iii) 10,000,000 shares of Preferred Stock, par value $0.00001 per share (the "Preferred Stock"), all of which shall be designated as "Series Seed Preferred Stock".

Securities Class Information for Current Regulation CF Offering
Class A Common Stock
The number of securities authorized is 32,000,000 with a total of 866,489 shares of Class A Common Stock outstanding.

Voting Rights
Each share of Class A Common Stock entitles the holder to one vote per share.

Material Rights
Holders of Class A Common Stock have no dividend rights and share in profits only when declared on a pari passu basis with the Class B Common Stock and the Series Seed Preferred Stock; they have no liquidation preferences or conversion rights and are subject to the preferences of the Series Seed Preferred Stock.

Class B Common Stock
The number of securities authorized is 18,000,000 with a total of 12,123,715 shares of Class B Common Stock outstanding.

Voting Rights
Each share of Class B Common Stock entitles the holder to ten votes per share.

Material Rights

Holders of Class B Common Stock have no dividend rights and share in profits only when declared on a pari passu basis with the Class A Common Stock and the Series Seed Preferred Stock; they have no liquidation preferences or conversion rights and are subject to the preferences of the Series Seed Preferred Stock.

Series Seed Preferred Stock
The number of securities authorized is 10,000,000 with a total of 2,620,394 shares of Series Seed Preferred Stock outstanding.

Voting Rights
Each share of Series Seed Preferred Stock entitles the holder to one vote per share.

Material Rights

Holders of Series Seed Preferred Stock have no dividend rights and share in profits only when declared on a pari passu basis with the Class A Common Stock and the Class B Common Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or upon a Deemed Liquidation Event, before any payment is made to the holders of Common Stock, the holders of shares of Series Seed Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for each share of Series Seed Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Class A Common Stock immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. Original Issue Price shall mean $1.94 per share, subject to adjustment;

Right to convert into Class A Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion, subject to adjustment;

Automatic conversion into Class A Common Stock upon the closing of a firm commitment public offering or upon the consent of a majority of the shares of Preferred Stock;

Protective provisions so long as at least 75% of the originally issued shares of Series Seed Preferred Stock are issued and outstanding

Subject to various Company Governing Documents.

In addition to the Subscription Agreement with the Investor, attached hereto as Exhibit D, the primary documents governing voting and rights of Investors holding the Securities of the Company are the Company's Restated Certificate of Incorporation, as amended, and including the Certificate of Designation related to the Series Seed Preferred Stock (collectively, the "**COI**") attached as Exhibit E, and the Company's Bylaws (the "**Bylaws**", together with the COI, the "**Company Governing Documents**"), attached as Exhibit F.

All statements in this Form C regarding voting, control and rights and preferences of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents.

What it means to be a minority holder

As a minority holder of the Security, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Securities Class Information for Other Authorized Securities

Minority interest
As a minority investor in Securities of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up (there is no guarantee that it will). The investor will own a smaller piece of a larger company (or, if the value goes down, then a smaller piece of a smaller company). This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities.

VALUATION

Pre-Money Valuation: $93,663,588

Valuation Details:
The valuation is based on the price per share of $6.00 multiplied by the number of shares outstanding and reflecting investor demand and market comparables. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Related Party Transactions

As of December 31, 2025, the Company had a receivable of $1,122 reflected as a related party balance. The receivable arose in connection with a Company investment, which was made through a third-party platform. The offering was oversubscribed, and the excess subscription amount was returned to the originating account, which is held in the Chief Executive Officer's name by design of the platform. The balance is not subject to a formal agreement, is considered payable on demand, and does not bear interest.

As of December 31, 2025, the Company had a payable to two shareholders of $413,169 related to the selling shareholder proceeds from the Regulation A offering.

Transferability of securities

Pursuant to Regulation CF, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General overview of the Company's current financial condition based on the financials included with this Offering
The Company has not yet generated revenue and continues to incur operating losses. Total assets were $949,969 as of December 31, 2025, and $533,158 as of December 31, 2024.

Company's Cash and Cash Equivalents
As of December 31, 2025, the Company had cash and cash equivalents of approximately $887,817 compared to $507,291 as of December 31, 2024.

Company's Liquidity and Capital Resources
The Company has relied on equity financing from Regulation CF and Regulation A offerings to fund operations. Management expects to continue raising capital to fund research and development, prototyping, and commercialization. The Company believes that current cash and proceeds from this Regulation Crowdfunding offering will be sufficient for the next 12 months, but there is substantial doubt about the ability to continue as a going concern if additional funding is not obtained.

Company's Capital Expenditures and Other Obligations
The Company has capital expenditures related to the development of the Next Bolt prototypes and improvements to manufacturing equipment, but currently has minimal fixed assets. There are no significant long-term obligations or lease commitments, we are considering a longer term office lease agreement.

Company's Historical Results of Operations
The Company has not generated revenue to date. Operating expenses consist primarily of research and development and general and administrative expenses. For the year ended December 31, 2025, the Company incurred a net loss of $(2,122,224) compared to a net loss of $(1,943,281) for the year ended December 31, 2024.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements
There have been no material changes, trends, or other information known to management subsequent to the period covered by the financial statements, other than the continued progression of research and development and the initiation of the current Regulation A offering.

Company Debt
The Company currently has no material outstanding debt obligations. All financing to date has been through equity crowdfunding and Regulation A offerings.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (not including proceeds from the Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Allocation of Proceeds for a Target Offering Amount Raise	Percentage of Proceeds for a Target Offering Amount Raise	Allocation of Proceeds for a Maximum Offering Amount Raise	Percentage of Proceeds for a Maximum Offering Amount Raise
Intermediary Fees*	$2,250.02	4.50%	$424,999.76	8.50%
Research, Development & Prototyping/Manufacturing (1)	$18,199.98	36.40%	$1,660,000.19	33.20%
Working Capital and General Corporate Purposes (2)	$4,550	9.10%	$415,000.05	8.30%
Offering expenses (3)	$25,000	50.00%	$2,500,000	50.00%
Total	$50,000.40	100%	$5,000,000	100%

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $10,000 payment and a $1,500 monthly fee for marketing services and the use of the platform. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of two percent (2.0%), which is included in the table above as part of amounts raised in the Offering.
The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used:

1) **Research, Development & Prototyping/Manufacturing**. These proceeds will be used to fund the Company's research, development, engineering, prototyping, and manufacturing activities for its Next Bolt energy storage technology and sodium-ion battery chemistry, including: prototype development, testing, validation, and commercial-level prototyping; expanding intellectual property, including patents, trademarks, trade secrets, and licensing arrangements; developing complementary technology that enhances battery performance and efficiency; manufacturing, production, and licensing opportunities; engaging third-party contractors and service providers for technical R&D, software and systems development, and production support; lab capabilities and external research collaborations; regulatory, code, customer, and deployment readiness activities; and personnel and related costs, including payroll, contractor services, and stock option expense.

2) **Working Capital and General Corporate Purposes**. These proceeds will be used for the Company's working capital and general corporate purposes, including, without limitation: go-to-market activities, including marketing, advertising, sales, and distribution partnerships; fundraising, capital-raising, and investor relations activities, including marketing and outreach supporting these efforts; legal, accounting, audit, and professional services related to establishing the business infrastructure, maintaining compliance, and raising capital; personnel costs, including payroll and stock option expense; government incentive, grant, and tax credit applications; potential strategic acquisitions, investments, partnerships, or joint ventures with complementary businesses, assets, or technologies; facilities, insurance, technology, software, platform development, and automation supporting business operations and long-term technology development; and other general corporate purposes as determined by the Company's officers and directors.

3) **Offering Expenses.** These proceeds will be used for expenses related to the Offering, including marketing costs and targeted advertising.

Disqualification

Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

Neither the Company, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website nextthing.tech.

The Company must continue to comply with the ongoing reporting requirements until:

   (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
   (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
   (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   (5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Investment Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at nextthing.tech, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date .

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in Target Offering Amount, change in security price, and change in management. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or n   et worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. Accredited investors are not subject to the investment limitations described above and may invest without limit, subject to the Maximum Offering Amount.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

<u>ADDITIONAL INFORMATION</u>

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Next Thing Technologies, Inc
_____
(Signature)

By:/s/ Jason Adams
_____
(Signature)

Chief Executive Officer
_____
(Title)

July 31, 2026
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jason Adams
_____
(Signature)

Jason Adams
_____
(Name)

Director
_____
(Title)

July 31, 2026
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financial Statements
(Attached)

NEXT THING TECHNOLOGIES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2025 and 2024



To the Board of Directors of
Next Thing Technologies, Inc.
Oceanside, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Next Thing Technologies, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $2,122,224 and $1,943,281 for the years ended December 31, 2025 and 2024, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2025 and 2024. As of December 31, 2025, the Company had an accumulated deficit of $7,322,609. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Artesian CPA, LLC
1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC
Denver, Colorado
April 21, 2026


Artesian CPA, LLC
1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com


NEXT THING TECHNOLOGIES, INC.

BALANCE SHEETS

		December 31,		
		2025		**2024**
ASSETS				
Current assets:				
Cash and cash equivalents	$	887,817	$	507,291
Subscription receivable		14,452		2,924
Prepaid expenses		22,815		3,379
Due from related party		1,122		-
Total current assets		926,206		513,594
Property and equipment, net		13,662		18,641
Investment, cost basis		9,178		-
Intangible assets		923		923
Total assets	$	949,969	$	533,158
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued expenses	$	85,235	$	129,632
Shareholder payable		413,169		-
Pending investments		12,694		5,040
Total liabilities		511,098		134,672
Commitments and contingencies				
Stockholders' equity:				
Series Seed Preferred stock, $0.00001 par value, 2,620,394 shares authorized, 2,620,394 and 2,620,394 shares issued and outstanding as of December 31, 2025 and 2024, respectively; liquidation preference of $5,083,564 as of both December 31, 2025 and 2024		26		26
Undesignated Preferred stock, $0.00001 par value, 7,379,606 shares authorized as of December 31, 2025 and 2024		-		-
Class A common stock, $0.00001 par value, 32,000,000 shares authorized, 853,659 and 391,630 shares issued and outstanding as of December 31, 2025 and 2024, respectively		9		4
Class B common stock, $0.00001 par value, 18,000,000 shares authorized, 12,123,715 and 12,198,957 shares issued and outstanding as of December 31, 2025 and 2024, respectively		121		122
Additional paid-in capital		7,761,384		5,598,779
Treasury stock, 5,761,523 shares of Class B common stock		(60)		(60)
Accumulated deficit		(7,322,609)		(5,200,385)
Total stockholders' equity		438,871		398,486
Total liabilities and stockholders' equity	$	949,969	$	533,158

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2025	2024
Revenues	$ -	$ -
Operating expenses:		
Selling, general and administrative	1,810,347	1,187,716
Research and development	321,375	808,883
Total operating expenses	2,131,722	1,996,599
Loss from operations	(2,131,722)	(1,996,599)
Other income (expense), net:		
Dividend income	9,498	53,318
Total other income (expense), net	9,498	53,318
Net loss	$ (2,122,224)	$ (1,943,281)
Weighted average common shares outstanding - basic and diluted	12,787,154	15,145,997
Net loss per common share - basic and diluted	$ (0.17)	$ (0.13)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Series Seed Preferred Stock		Common Stock Class A		Common Stock Class B		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount	
Balances at December 31, 2023	2,620,394	$ 26	204,130	$ 2	17,971,260	$ 180	$5,100,492	$ (3,257,104)	-	$ -	$ 1,843,596
Issuance of common stock pursuant to Regulation A offering	-	-	176,720	2	-	-	524,103	-	-	-	524,105
Issuance of Class A common stock sold by Class B shareholders	-	-	10,780	-	(10,780)	-	-	-	-	-	-
Repurchase of Class B Common Stock	-	-	-	-	(5,761,523)	(58)	58	-	5,761,523	(60)	(60)
Stock option expense	-	-	-	-	-	-	60,320	-	-	-	60,320
Offering costs	-	-	-	-	-	-	(86,194)	-	-	-	(86,194)
Net loss	-	-	-	-	-	-	-	(1,943,281)	-	-	(1,943,281)
Balances at December 31, 2024	2,620,394	$ 26	391,630	$ 4	12,198,957	$ 122	$5,598,779	$ (5,200,385)	5,761,523	$ (60)	$ 398,486
Issuance of common stock pursuant to Regulation A offering	-	-	386,787	4	-	-	2,214,181	-	-	-	2,214,185
Issuance of Class A common stock sold by Class B shareholders	-	-	75,242	1	(75,242)	(1)	-	-	-	-	-
Repurchase of Class B Common Stock	-	-	-	-	-	-	-	-	-	-	-
Stock option expense	-	-	-	-	-	-	79,923	-	-	-	79,923
Offering costs	-	-	-	-	-	-	(131,499)	-	-	-	(131,499)
Net loss	-	-	-	-	-	-	-	(2,122,224)	-	-	(2,122,224)
Balances at December 31, 2025	2,620,394	$ 26	853,659	$ 9	12,123,715	$ 121	$7,761,384	$ (7,322,609)	5,761,523	$ (60)	$ 438,871

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2025	2024
Cash flows from operating activities:		
Net loss	$ (2,122,224)	$ (1,943,281)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	4,979	4,712
Stock option expense	79,923	60,320
Change in operating assets and liabilities:		
Interest receivable	-	4,808
Prepaid expenses	(19,436)	(3,379)
Due from related party	(1,122)	-
Accounts payable and accrued expenses	(44,396)	10,672
Net cash used in operating activities	(2,102,276)	(1,866,148)
Cash flows from investing activities:		
Investment	(9,178)	-
Acquisition of property and equipment	-	(6,404)
Net cash used in investing activities	(9,178)	(6,404)
Cash flows from financing activities:		
Repurchase of Class B shares	-	(60)
Issuance of common stock pursuant to Regulation A offering	2,623,479	475,054
Passthrough of Regulation A proceeds to selling shareholders	-	(32,340)
Offering costs	(131,499)	(86,194)
Net cash provided by financing activities	2,491,980	356,460
Net change in cash and cash equivalents	380,526	(1,516,092)
Cash and cash equivalents at beginning of year	507,291	2,023,383
Cash and cash equivalents at end of year	$ 887,817	$ 507,291
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash financing activities:		
Shareholder payable	$ 413,169	$ -
Subscriptions receivable	$ 14,452	$ 2,924
Issuance of Class A common stock for pending investments	$ -	$ 83,507

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Next Thing Technologies, Inc. (the "Company") is a corporation formed on August 26, 2019 under the laws of Delaware. The Company is creating and investing in solutions focused on energy storage and renewable energy technologies. The Company is headquartered in Oceanside, California.

As of December 31, 2025, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, research and development and raising of capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $2,122,224 and $1,943,281 for the years ended December 31, 2025 and 2024, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2025 and 2024. As of December 31, 2025, the Company had an accumulated deficit of $7,322,609. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying financial statements include deferred income tax assets and valuation of stock options.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2025 and 2024, there was $383,511 and $197,093 of cash in excess of federally insured limits or in uninsured money market accounts, respectively. Additionally, $236,894 is invested in a U.S. Treasury money market fund, which are backed by the full faith and credit of the U.S. Government.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Money market funds are classified as cash equivalents if they are short-term, highly liquid investments readily convertible to known amounts of cash and subject to an insignificant risk of changes in value. As of December 31, 2025 and 2024, the Company held $236,894 and $437,093 in money market funds, respectively, which were classified as cash equivalents. For the years ended December 31, 2025 and 2024, money market funds earned dividend income of $9,498 and $53,318, respectively.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets consist primarily of trademarks purchased in September 2019. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company did not recognize any impairment losses during the years ended December 31, 2025 and 2024.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are generally five years for equipment. The Company periodically evaluates property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such indicators are present, the Company records an impairment loss equal to the excess of the carrying amount over the asset's fair value. No impairment losses were recognized during the years ended December 31, 2025 and 2024. Property and equipment are derecognized upon disposal or when no future economic benefits are expected from their use or disposition, and any resulting gain or loss, calculated as the difference between the proceeds received and the carrying amount of the asset, is recognized in the statement of operations.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Subscription Receivable

The Company records stock issuances on the effective date of the subscription agreement. To the extent that consideration has not been received, a subscription receivable is recorded and presented as a current asset, as the amounts are expected to be collected within one year.

Deferred Offering Costs

The Company complies with the requirements of Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Research and Development

The Company's research and development activities focus on products designed to support technology development, financing, and future revenue growth. Research and development expenses consist primarily of contracted development and testing efforts associated with the development of products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2025 and 2024, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items included stock options outstanding as of December 31, 2025 and 2024, and 2,620,394 shares of preferred stock outstanding as of December 31, 2025 and 2024 (see Note 6).

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes* (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU requires disclosure, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, the ASU requires disclosure of income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective applications is permitted. The Company expects this ASU to only impact the disclosures on the financial statements with no impacts on the financial condition, results of operations and cash flows.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **PROPERTY AND EQUIPMENT, NET**

The following is a summary of property and equipment at December 31:

| | December 31, | | | |
	2025		2024	
Equipment	$	24,894	$	24,894
Less: Accumulated depreciation		(11,232)		(6,253)
Property and equipment, net	$	13,662	$	18,641

Depreciation expense was $4,979 and $4,712 for the years ended December 31, 2025 and 2024, respectively.

5. **INVESTMENT**

During the year ended December 31, 2025, the Company invested $9,178 to acquire indirect exposure to equity securities of Crusoe Energy, a privately held company engaged in AI infrastructure and data center operations. The investment was made through the purchase of membership interests in a pooled investment vehicle managed by a third-party fund manager, in a transaction conducted pursuant to Regulation D under the Securities Act of 1933. The securities are not publicly traded and are subject to transfer restrictions. The Company uses the measurement alternative for equity investments with no readily determinable fair value, and the investment is reported at cost, adjusted for impairments or any observable price changes in ordinary transactions with identical or similar investments. No impairment adjustment was deemed necessary as of December 31, 2025.

6. **STOCKHOLDERS' EQUITY**

As of December 31, 2025 and 2024, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 10,000,000 shares of preferred stock, with 2,620,394 designated as Series Seed Preferred Stock. 32,000,000 shares of Class A common stock and 18,000,000 shares of Class B common stock, all $0.00001 par value.

During the year ended December 31, 2025, the Company continued the Regulation A offering of its Class A common stock, of which a portion of this offering includes Class B selling shareholders. The Company issued 12,247 shares of Class A common stock at a price of $3.00 per share and 374,540 shares of Class A common stock at a price of $6.00 per share providing gross proceeds of $2,214,185 in the year ended December 31, 2025. In addition, the Company is due a subscription in an amount of $14,452 as of December 31, 2025 from a 5% holdback of investor funds for ninety days. The Company also received $12,694 in amounts for shares to be issued for which shares had not yet been issued as of December 31, 2025, and therefore recorded such as a current liability pending issuance of such shares. The Company incurred $131,499 in offering costs associated with this offering, exclusive of marketing costs. With this offering, the selling Class B shareholders sold 75,242 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds of $413,169 were received by the Company and payable to the Class B selling shareholders as of December 31, 2025.

During the year ended December 31, 2024, the Company continued the Regulation A offering of its Class A common stock, of which a portion of this offering includes Class B selling shareholders. The Company issued 187,500 shares of Class A common stock at a price of $3.00 per share and effective November 7, 2024 at a price of $6.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $524,105 in the year ending December 31, 2024 including shares issued related to the $83,507 amounts received in 2023. In addition, a subscription receivable amounted to $2,924 as of December 31, 2024. The Company also received $5,040 in amounts for shares to be issued for which shares had not yet been issued as of December 31, 2023, and therefore recorded such as a current liability pending issuance of such shares. The Company incurred $86,194 in offering costs associated with this offering. With this offering, the selling Class B shareholders sold 10,780 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds of which of $32,340 were received by the Company and remitted to the selling shareholders.

Each holder of Class A common stock will be entitled to one vote for each share of common stock held. Each holder of Class B common stock will be entitled to ten votes for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. Class B stockholders may convert shares of Class B common stock into shares of Class A common stock at the option of the holder at any time.

Holders of Series Seed Preferred Stock are entitled to various protective provisions, including dilution protected dividend rights ratable with common stockholders and conversion rights into Class A common stock at a dilution protected one-for-one rate at the holder's option. Series Seed Preferred Stock is subject to mandatory conversion if and upon an initial public offering or upon a vote of the holders. Holders of Series Seed Preferred Stock have voting rights on an as converted basis with Class A common stock. Holders of Series Seed Preferred Stock are entitled to a liquidation preference of $1.94 per share, resulting in a liquidation preference of $5,083,564 as of December 31, 2025 and 2024. Preferred stockholders have one vote per share.

In June 2024, the Company repurchased 5,761,523 shares of Class B Common Stock from Salinity Ventures LLC for $60.

As of December 31, 2025 and 2024, the Company had 853,659 and 391,630 shares of Class A common stock and 12,123,715 and 12,198,957 shares of Class B common stock outstanding, each respectively.

As of both December 31, 2025 and 2024, the Company had 2,620,394 shares of Series Seed Preferred Stock issued and outstanding.

2021 Equity Incentive Plan

On June 11, 2021, the Board approved and adopted the Company's 2021 Equity Incentive Plan (the "Plan") and reservation of 2,400,000 shares of Class A common stock for the Plan. There was 2,205,073 and 2,125,073 shares available for issuance under the Plan as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, there were 194,927 and 274,927 options outstanding with a weighted average exercise price of $2.66 and $2.76 per share, respectively. There were 115,207 and 69,772 options exercisable as of December 31, 2025 and 2024, respectively.

In 2024, 218,155 stock options were granted to certain employees and consultants of the Company. The options have an exercise price of $1.94 or $3.00 per share, vesting periods ranging from immediate to over 4 years, a life of 10 years from the grant date and are subject to the terms and conditions of the Plan.

The Company recognizes compensation expense for stock option awards on a straight-line basis over the applicable service period of the award. The service period is generally the vesting period. The following assumptions were used to calculate share-based compensation expense for year ended December 31, 2024:

	2024
Weighted average fair value	$ 1.88
Volatility	65.9%
Risk-free interest rate	3.75-4.40%
Dividend yield	0.0%
Expected term	5.00-6.08 years

The following is a summary of option activity pursuant to the Plan during the years ended December 31, 2025 and 2024.

	Number of Options	Weighted Average Exercise Price		Intrinsic Value	
Outstanding at December 31, 2023	56,772	$	1.94	$	60,178
Granted	218,155		2.97		—
Exercised	—		—		—
Forfeited	—		—		—
Cancelled	—		—		—
Expired	—		—		—
Outstanding at December 31, 2024	274,927		2.76		890,424
Granted	—		—		—
Exercised	—		—		—
Forfeited	—		—		—
Cancelled	(80,000)		3.00		—
Expired	—		—		—
Outstanding at December 31, 2025	194,927	$	2.66	$	650,424
Exercisable at December 31, 2025	115,207	$	2.45	$	408,912

Stock based compensation of $79,923 and $60,320 has been recorded for the years ended December 31, 2025 and 2024, respectively. Remaining unvested options as of December 31, 2025 vest over a remaining period of 32 months and the unrecognized stock-based compensation is $152,443 as of December 31, 2025. The weighted average remaining contractual terms of the outstanding options is 7.73 years.

7. RELATED PARTY TRANSACTIONS

As of December 31, 2025, the Company had a receivable of $1,122 reflected as a related party balance. The receivable arose in connection with the investment (see Note 5), which was made through a third-party platform. The offering was oversubscribed, and the excess subscription amount was returned to the originating account, which is held in the Chief Executive Officer's name by design of the platform. The balance is not subject to a formal agreement, is considered payable on demand, and does not bear interest.

As of December 31, 2025, the Company has a payable to two shareholders of $413,169 related to the selling shareholder proceeds discussed in Note 6.

8. COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

9. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2025 and 2024, the Company had net deferred tax assets before valuation allowance of $1,999,926 and $1,419,568, respectively, all of which pertaining to the Company's net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the periods ended December 31, 2025 and 2024, and no history of generating taxable income. Therefore, valuation allowances of $1,999,926 and $1,419,568 were recorded as of December 31, 2025 and 2024, respectively. Valuation allowance increased by $580,358 and $515,459 during the years ended December 31, 2025 and 2024, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 27.98%. The effective rate is reduced to 0% for 2025 and 2024 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2025 and 2024, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $7,152,963 and $5,074,420, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2024 tax years remain open to examination.

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 21, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements except disclosed below:

During the period of January 1, 2026, through February 10, 2026, the Company raised approximately $71,000 under the Regulation A offering of its Class A common stock (reflecting subscriptions received prior to the conclusion of the offering but which officially closed in 2026).

EXHIBIT C
Campaign Landing Page
(Attached)









next thing technologies

SOLUTION TECH BUSINESS MODEL TEAM FAQ CONTACT

THIS SODIUM ION-BATTERY COULD POWER AN ENTIRE $2.1 TRILLION MARKET[1]

Our technology is poised to revolutionize energy storage for homes, factories, data centers, AI supercomputers, and the grid.

Total Committed To Date
$11,881,837
Includes funding outside Reg CF.

Total Investors To Date
9,580

Share Price
$6

Min. Investment
$498
**A 2% investor processing fee will be added to all investments.*

I'M READY TO INVEST

SEC Filings Offering Circular Investor Education

CLICK TO PLAY

FEATURED IN

BENZINGA CleanTechnica Entrepreneur Nasdaq PowerCurrents

TOP REASONS TO INVEST

The renewable energy market is expected to hit **$2.1 trillion by 2032.**[1]

We're the **only private U.S. company** developing a sodium-ion battery that anyone can invest in publicly.

Our **sodium technology** aims to capture a significant portion of this market by providing **cheaper**, **safer**, and **longer-lasting** energy storage.



"I said for many years that the **storage business** would grow much faster than the car business, and it is doing that."



Elon Musk

SODIUM IS POISED TO POWER EVERYTHING

1400X	90%	33%
More abundant than lithium[3]	Cheaper units than lithium[4]	Longer-lasting than lithium[5]

NEXT THING TECHNOLOGIES HAS ADVISORS FROM INDUSTRY GIANTS




NREL
NATIONAL RENEWABLE ENERGY LABORATORY

Panasonic

TESLA

RECENT BREAKTHROUGHS

Commercial-Caliber Cell
Increased size from 18 Ah to 70 Ah.

Home-Ready Battery Pack
First in America to create a sodium-ion pack powerful enough for home use.

Enhanced Performance
Projections suggest potential to outperform leading lithium-ion batteries as technology matures.



NEXT-GEN BATTERY

We are A U.S. company developing a **sodium-ion battery**.

Batteries are everywhere, but lithium tech is over thirty years old. We've cracked the code and can make **cheaper**, **safer**, and **longer-lasting** sodium batteries than anything available today.

Let's put a better battery in every home, business, and grid.



AFFORDABLE

Our innovative sodium-based technology cuts costs by 90%, leveraging existing manufacturing for swift scalability and affordability.[*]



SAFE

Currently, our battery is projected to be 33% safer than than lithium-based options, ensuring reliability for home and office use.[†]



EFFICIENT

We offer a battery platform with a 33% longer battery lifetime compared to the average lithium battery unit today.[‡]

OUR TECHNOLOGY CAN REDUCE COSTS TO CONSUMERS BY 90% IN THE FIRST YEAR*

04:31

Our **sodium cells** will first be used in our residential storage units.

Since our **sodium cells** can be produced for dramatically less than lithium-based cells, we aim to deliver one of the most affordable home batteries on the market at the lowest capital cost possible.

Forward looking statements were included here that the Company believes to be accurate given the current information. They involve known and unknown risks, uncertainties andother important factors which if changed may affect the outcome(s).

COMMERCIAL USE CASE

THE DATA CENTER OPPORTUNITY

The global data center power market is expected to reach **$56.58 billion by 2032**. [6]

Our sodium-ion batteries offer **unique advantages**:



1. **Safety**: Non-flammable electrolytes significantly reduce thermal risks compared to traditional lithium-ion batteries.

2. **Affordability**: Up to 60% cost reduction compared to lithium-ion alternatives.

3. **Scalability**: Modular design adaptable for diverse project sizes.

4. **Sustainability**: Uses abundant, non-toxic materials.

We aim to capture 5-10% of this market by 2032, representing a **$2.83 billion** to **$5.66 billion opportunity** if successful.



HIGH-GROWTH POTENTIAL

BEYOND DATA CENTERS

Our **sodium-ion technology** isn't just for data centers.

We're targeting multiple **high-growth markets**:

RESIDENTIAL ENERGY STORAGE

Global market: $34 to 51 billion [7]

Target: Aiming for 5% market share within 5 years of production launch.

Annual revenue potential: $1.7 to $2.55 billion.

Impact: Reliable backup power for up to 1.2 million homes.

UTILITY-SCALE ENERGY STORAGE

Global market: $435 billion projected by 2030 [8]

Target: Aiming for 3% market share for grid-scale renewable projects.

Potential annual revenue: $13 billion

Impact: Enable integration of 300 GW new renewable energy

EV CHARGING INFRASTRUCTURE

Global market: $257 billion market by 2032 [9]

Target: Aiming for 4% market share in battery-supported stations.

Potential annual revenue: $10.28 billion.

Impact: Support deployment of 100,000 fast-charging stations.

REMOTE MICROGRID SYSTEMS

Global market: $206.7 billion expected by 2033 [10]

Target: Aiming for 5% share in remote/off-grid segments.

Potential annual revenue: $10.34 billion.

Impact: Clean energy for up to 10 million people in remote areas.

Forward looking statements were included here that the Company believes to be accurate given the current information. They involve known and unknown risks, uncertainties andother important factors which if changed may affect the outcome(s).

BUSINESS MODEL

OUR BUSINESS MODEL

1 DIRECT CONSUMER SALES

Offer affordable monthly subscription plans for residential battery systems.

2 COMMERCIAL AND UTILITY SCALE PROJECTS

Expand platform for larger energy storage applications across market segments.

3 TECHNOLOGY LICENSING AND PARTNERSHIPS

Partner with battery manufacturers to utilize our sodium-ion battery technology.

UPDATES



OUR PROGRESS OVER THE LAST FOUR YEARS



OUR MILESTONE IN BATTERY INNOVATION



NEW LAB + GROWING TEAM

Timeline

OUR ROADMAP

Our breakthrough sodium-ion battery technology has progressed rapidly since our founding in 2019, with key milestones including prototype development, successful funding rounds, and rigorous testing, positioning us to revolutionize the energy storage industry.



2019

Company Founded

Next Thing Technologies founded with a mission to build safer, more affordable energy storage using the world's most abundant materials.

2020

World-Class Advisors

Brought on Dr. Ahmad Pesaran — former Chief Energy Storage Engineer at NREL's Energy Conversion and Storage Systems Center — as a senior advisor. With his expertise guiding our early research, we identified sodium-ion as the most promising path to safer, commercially viable energy storage.

2021

First Sodium-Ion Prototype

Through our growing advisor and research network — now including Dr. Shirley Meng, a leading figure in next-generation battery research — we developed our first working sodium-ion prototype cells, proving the chemistry could perform in real hardware.

2022

$5M Raised, R&D Accelerates

Over 5,700 investors backed our mission with nearly $5 million — one of only a handful of companies to hit the regulatory max, with demand exceeding

2023

Commercial Viability Blueprint

Built the most comprehensive sodium-ion commercial viability testing framework in the industry — hundreds of tests, mapping every variable that

2024

Working Battery System

Achieved full system integration: our sodium-ion battery pack powered our laboratory — not a demo, a working energy system. Validated performance across multiple power levels with a custom battery management

our cap and requiring investor refunds. Capital fueled an intensive R&D program: 45+ cell variations tested across multiple contract manufacturers, systematically identifying which chemistries and designs could meet real-world commercial standards.

makes or breaks a real battery product. This became one of our most valuable assets: the system that separates what works in a lab from what survives in the real world.

system and inverter designed specifically for sodium-ion chemistry.

2025

Breakthrough Partnership Secured

Pivoted our commercial strategy toward the exploding data center and commercial energy markets. Secured a breakthrough science partnership — including exclusive license to cost-reduction technology that could dramatically lower the cost of sodium-ion batteries, which already use abundant, low-cost materials with no rare earth dependency. Combined with sodium-ion's inherent advantages — no fire risk, no toxic off-gassing, cold-weather performance, zero-volt shipping without hazmat — this partnership positions NTT to offer a battery that is safer, cheaper, and fully domestic. Our partners committed to product distribution and are exploring a strategic combination with NTT.

2026

Fund the Breakthrough

Raise capital and deploy it into our cost-reduction R&D partnership — proving out the technology that changes the economics of sodium-ion. Strengthen our IP position through partnership agreements. Build customer development and market intelligence tools — positioning NTT at the intersection of energy storage and AI infrastructure. Begin designing our first commercial-scale battery product.

2027–2028

Prototype to Pilot

Complete and validate our commercial-scale prototype. Engage manufacturing partners and work toward first production runs. Deploy initial pilot systems with commercial customers — building the real-world case studies that prove our technology in the field. Begin the UL safety certification process.

2029

Data Centers, EV Charging, and Beyond

Commercial case studies and UL safety certification open the door to the highest-value markets in energy storage. Data centers — where a battery fire next to billions of dollars in

2030+

Platform Scale

All five revenue layers active — hardware deployments, grid services, EV charging infrastructure, a growing Virtual Power Plant, and global IP licensing. Strategic OEM partnerships on the table —



hardware isn't a risk anyone will take. EV charging — where $5 billion in federal NEVI funding covers 80% of deployment costs. Begin licensing our testing framework and IP to manufacturers globally. The platform model activates: every battery deployed earns from the grid, every case study opens the next market, every layer compounds.

comparable deals in the battery industry have been worth $50–130 million. GWh-scale domestic manufacturing unlocks $35–45 million a year in federal tax credits alone. At this stage, NTT is no longer a battery company — it's an energy platform with multiple paths forward: strategic acquisition, infrastructure fund partnership, or IPO.

Forward looking statements were included here that the Company believes to be accurate given the current information. They involve known and unknown risks, uncertainties andother important factors which if changed may affect the outcome(s).

TEAM

LEADERSHIP & CORE TEAM

JASON ADAMS

CEO & President

Ahmad Pesaran

Energy Storage Engineer Advisor

FAQ

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How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

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What do I need to know about early-stage investing? Are these investments risky? ⌄

When will I get my investment back? ⌄

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Exceptions to limitations on selling shares during the one-year lockup period: ⌄

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What if I change my mind about investing? ⌄

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Sources:

1. Precedence Research

2. TechCrunch

3. CIOCoverage

4. Metsolar

5. Physics Magazine

6. Research Dive

7. Residential Energy Storage Global Business Report
8. GlobeNewswire

9. Fortune Business Insights

10. Precedence Research

11. Elon Musk: "I said for many years that the storage business would grow much faster than the car business, and it is doing that." Recharge, Jan 25, 2024.

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Next Thing Technologies or any investment opportunity will achieve its objectives, generate profits, or avoid losses, or that shares may ever become liquid.

* Price comparisons are based on the average lithium unit cost of installing a home battery system, which is around $13,250 according to MetSolar as of June 2024, comparing the cost of an upfront battery purchase versus a leasing financing model at the end of the first year. End consumer energy costs are calculated alongside a solar installation. These projections are aspirational and may not reflect actual future outcomes due to various market factors and operational challenges. These cost savings may not be realized at all.

† Current data shows that sodium-ion batteries are 33.3% safer than lithium-ion batteries in terms of the maximum temperature they can withstand before reaching a critical failure point, according to our own testing. These safety improvements are based on preliminary results and may vary with further testing and real-world applications. There is no guarantee that these safety improvements will be achieved in all circumstances.

‡ Sodium-ion batteries offer an average of 33.33% more charging cycles than the average lithium-ion batteries, according to the data found in Physics Magazine. These longevity estimates are based on controlled testing conditions and actual performance may differ based on usage patterns and environmental factors. There is a possibility that these performance metrics may not be met in real-world use.

Potential investors should carefully consider these risks and uncertainties before investing. It is recommended that potential investors consult with a financial advisor, legal counsel, or other professional to fully understand the implications and risks of any investment. By clicking the investment button and by making an investment, you acknowledge understanding the inherent risks involved.

Specific Claims Support Disclaimer: *Market size and growth projections are based on third-party data and internal estimates. These figures are provided for informational purposes only and do not constitute guarantees of future market conditions or company performance. Please refer to the offering circular for additional details and source references.*

EXHIBIT D
Subscription Agreement
(Attached)

SUBSCRIPTION AGREEMENT
Next Thing Technologies, Inc.
(THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS

TO: Next Thing Technologies Inc
       2180 Vista Way
       Oceanside, CA 92054

Ladies and Gentlemen:

1. Subscription.

   (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase shares of Class A Common Stock (the "Securities"), of Next Thing Technologies, Inc., a Delaware Corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Company's Restated Certificate of Incorporation, filed April 9, 2021, as subsequently amended on May 14, 2021, and also subject to the provisions of the Certificate of Validation of Certificate of Designation of Series Seed Preferred Stock, filed on April 20, 2023, and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such documents.

   (b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

        (i) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Closing Date or Termination Date (both defined below); however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

        (ii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company; and

        (iii) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

   (c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of the Securities to be sold by the Company shall not exceed $4,999,997.16 (including Investor Transaction Fees). The Company may accept subscriptions until April 25, 2027 (the "Termination Date"). Providing that subscriptions for $50,000.40 (including Investor Transaction Fees) are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"). Investors will be required to pay an Investor Transaction Fee of 2% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) Subscriber may cancel an investment until 48 hours prior to a Closing.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact

or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing.</u> The Company is a Corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g) <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k) Dual-Class Structure and Limited Governance. Subscriber acknowledges that the Company has a dual-class share structure in which Class A Common Stock (offered in this Offering) carries one (1) vote per share and Class B Common Stock (held by the founder) carries ten (10) votes per share, resulting in the founder maintaining effective voting control over all corporate matters. Subscriber acknowledges that Subscriber will have no right to a board seat, board observer rights, or any other form of governance participation, and that all strategic and operational decisions will be made by management in its sole discretion.

(l) Illiquidity and No Secondary Market. Subscriber acknowledges that there is no established public trading market for the Company's securities and one may never develop. Subscriber understands that this investment may be held indefinitely, that positive exit events (acquisitions, IPOs, or share repurchases) are exceedingly rare in equity crowdfunding, and that if secondary trading becomes available, securities may trade at a significant discount to the offering price.

(m) Limited Communications and Reporting. Subscriber acknowledges that the Company's only legal obligation with respect to investor communications is to file an annual report on Form C-AR with the SEC. Subscriber understands that the Company has no obligation to provide interim updates, respond to individual inquiries, or maintain any investor portal or communication channel beyond what is required by federal securities law.

(n) Practical Barriers to Legal Recourse. Subscriber acknowledges that the small dollar amount of individual crowdfunding investments may make it economically unfeasible to pursue legal claims individually, that there is no established precedent for class action claims by Regulation CF investors, and that SEC enforcement resources dedicated to crowdfunding issuers are limited.

(o) Consolidated Risk Acknowledgment. Subscriber has read and understands all risk factors set forth in the Form C, including without limitation the Company's pre-revenue status, dual-class voting control structure, the absence of any guarantee of liquidity or secondary market, the potential for total loss of investment, the limitations on legal recourse for small investments, the Company's going concern risk, and that the funding platform is not acting as Subscriber's investment advisor and has not made any recommendation regarding this investment. Subscriber is making this investment based solely on Subscriber's own evaluation of the Company and the terms of the Offering.

5. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such

delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Next Thing Technologies Inc
2180 Vista Way
Oceanside, CA 92054

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

Next Thing Technologies, Inc

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class A Common Stock of Next Thing Technologies, Inc by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Class A Common Stock** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: / If the Subscriber is not an individual: ☐ Individual
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Joint Tenant ☐ Tenants in Common ☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held: Name of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Social Security Number of the Joint Subscriber: Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
(Telephone Number)	EIN of account:
(Offline Investor) (E-Mail Address)	Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Next Thing Technologies, Inc

By:

Authorized Signing Officer

**CANADIAN ACCREDITED INVESTOR CERTIFICATE**

TO: Next Thing Technologies, Inc (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class A Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐	(a)	a Canadian financial institution, or a Schedule III bank;
☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
☐	(c)	a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;
	(d)	a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(e)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);
☐	(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;
☐	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;
☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐   (j)   an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐   (j.1)   an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

             (k.1)   an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

             (k.2)   Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐   (l)   an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐   (m)   a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐   (n)   an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐   (o)   an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐   (p)   a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

             (q)   a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐   (r)   a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐   (s)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐   (t)   a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐   (u)   an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

             (v)   a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐   (w)   a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   - A. whose primary purpose is to invest money provided by its securityholders,
   - B. that does not invest,
       - i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
       - ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   - C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Class A Common Stock	Issuer: Next Thing Technologies, Inc (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Next Thing Technologies, Inc** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

        (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Next Thing Technologies, Inc** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                     By:

                                                     (Signature)

                                                     Name:

                                                     (If signing on behalf of entity)

                                                     Title:

                                                     (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                             By:

                                                                 (Signature)

                                                             Name of Signing Officer (if Entity):

                                                             Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Next Thing Technologies, Inc's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Next Thing Technologies, Inc's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT E
Restated Certificate of Incorporation and Amendment thereto, along with Certificate of Designation
(Attached)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "NEXT THING TECHNOLOGIES
INC", FILED IN THIS OFFICE ON THE NINTH DAY OF APRIL, A.D.
2021, AT 8:01 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

7577552 8100
SR# 20211233217

Authentication: 202941596
Date: 04-12-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:01 AM 04/09/2021
FILED 08:01 AM 04/09/2021
SR 20211233217 - File Number 7577552

RESTATED CERTIFICATE OF INCORPORATION

OF

NEXT THING TECHNOLOGIES INC

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

NEXT THING TECHNOLOGIES INC, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is NEXT THING TECHNOLOGIES INC.

SECOND: That the Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of the corporation is Next Thing Technologies Inc (the "**Corporation**").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 1111B South Governors Avenue, Dover, County of Kent, Delaware 19904. The name of its registered agent at such address is First State Corporate Services, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

(A) Classes of Stock. The Corporation is authorized to issue shares of capital stock designated, respectively, "Class A Common Stock," "Class B Common Stock" and "Preferred Stock." The total number of shares of capital stock that the Corporation is authorized to issue is 35,000,000 shares, consisting of: 16,000,000 shares of Class A Common Stock, par value

$0.00001 per share (the "**Class A Common Stock**"), 9,000,000 shares of Class B Common Stock, par value $0.00001 per share (the "**Class B Common Stock**", and together with the Class A Common Stock, the "**Common Stock**") and 10,000,000 shares of Preferred Stock, par value $0.00001 per share (the "**Preferred Stock**").

(B)   Preferred Stock. The Board of Directors of the Corporation (the "**Board of Directors**") is authorized, subject to any limitations prescribed by law, to provide out of the unissued shares of Preferred Stock for the issuance of shares of Preferred Stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a "**Preferred Stock Designation**"), to establish from time to time the number of shares to be included in each such series, and to fix the voting powers, full or limited, or no voting powers and the designation, preferences and relative, participating, optional or other special rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, unless a vote of any holders of Preferred Stock is required pursuant to the terms of this Amended and Restated Certificate of Incorporation (the "**Restated Certificate**") (including any Preferred Stock Designation). The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the following:

1.   the designation of the series, which may be by distinguishing number, letter or title;

2.   the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

3.   the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

4.   the dates on which dividends, if any, shall be payable;

5.   the redemption rights and price or prices, if any, for shares of the series;

6.   the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series;

7.   the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

8.   whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

9.   restrictions on the issuance of shares of the same series or any other class or series;

10.   the voting rights, if any, of the holders of shares of the series generally or upon specified events; and

11.   any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions of such shares,

all as may be determined from time to time by the Board of Directors and stated in the resolution or resolutions providing for the issuance of such Preferred Stock. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

(C)   Common Stock.   The relative powers, preferences and rights, and the qualifications, limitations and restrictions thereof, granted to or imposed on the shares of the Class A Common Stock and Class B Common Stock are as follows:

1.   Voting Rights.

(a)   General Right to Vote Together; Exception. Except as otherwise expressly provided herein or required by applicable law, the holders of Class A Common Stock and Class B Common Stock shall vote together as one class on all matters submitted to a vote of the stockholders; provided, however, the number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of the Class A Common Stock or Class B Common Stock voting separately as a class shall be required therefor. Notwithstanding anything to the contrary set forth herein, the holders of Class A Common Stock and Class B Common Stock shall not be entitled to vote on any amendment to this Restated Certificate (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate (including any Preferred Stock Designation) or pursuant to the General Corporation Law.

(b)   Votes Per Share. Except as otherwise expressly provided herein or required by applicable law, on any matter that is submitted to a vote of the stockholders, each

holder of Class A Common Stock shall be entitled to one (1) vote for each such share, and each holder of Class B Common Stock shall be entitled to ten (10) votes for each such share.

2.   Identical Rights. Except as otherwise expressly provided herein or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation:

(a)   Dividends and Distributions. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to the declaration and payment or distribution of any Distribution paid or distributed by the Corporation, unless different treatment of the shares of each such class is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

(b)   Subdivision, Combination or Reclassification. If the Corporation in any manner subdivides, combines or reclassifies the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class shall be proportionately subdivided, combined or reclassified concurrently therewith in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the effective date for such subdivision, combination or reclassification, unless different treatment of the shares of each such class is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

3.   Equal Treatment in a Change of Control Transaction or Merger or Consolidation. In connection with any Change of Control Transaction, shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Corporation, unless different treatment of the shares of each such class is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class. Any merger or consolidation of the Corporation with or into any other entity, or any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, in each case which is not a Change of Control Transaction, shall require approval by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class, unless (i) the shares of Class A Common Stock and Class B Common Stock remain outstanding and no other consideration is received in respect thereof or (ii) such shares are converted on a pro rata basis into shares of the surviving or parent entity in such transaction having substantially identical rights to the shares of Class A Common Stock and Class B Common Stock, respectively. For purposes of this Section C(3), the term "**Change of Control Transaction**" means (i) the sale, lease, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Board of Directors, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Corporation's property and assets (which shall for such purpose include the property and assets

of any direct or indirect subsidiary of the Corporation), provided that any sale, lease, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a "Change of Control Transaction"; (ii) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation (or the surviving entity or its parent) and more than fifty percent (50%) of the total number of outstanding shares of the Corporation's capital stock (or the surviving entity or its parent), in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction own voting securities of the Corporation, the surviving entity or its parent immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis a vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction; or (iii) the recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation (or the surviving entity or its parent) and more than fifty percent (50%) of the total number of outstanding shares of the Corporation's capital stock (or the surviving entity or its parent), in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction own voting securities of the Corporation, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis a vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction.

4.   Voluntary Conversion. Each one (1) share of Class B Common Stock shall be convertible into one (1) share of Class A Common Stock at the option of the holder thereof at any time. Each holder of Class B Common Stock who elects to convert the same into shares of Class A Common Stock shall surrender the certificate or certificates therefor (if any), duly endorsed, at the office of the Corporation or any transfer agent for the Class A Common Stock or Class B Common Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the number of shares of Class B Common Stock being converted and the name or names in which the certificate or certificates representing the shares of Class A Common Stock issued upon such conversion are to be issued or the name or names in which such shares are to be registered in book-entry form. Thereupon the Corporation shall (1) if such shares are certificated, promptly issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Common Stock to which such holder is entitled upon such conversion or (2) if such shares are uncertificated, register such shares in book-entry form. Such

conversion shall be deemed to have been made immediately prior to the close of business on the date of, if such shares are certificated, such surrender of the certificate or certificates representing the shares of Class B Common Stock to be converted or, if such shares are uncertificated, then upon the written notice of such holder's election to convert by this Section C(4). The person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Class A Common Stock on such date.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

(A)   To the fullest extent permitted by the General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law is amended after approval by the stockholders of this Article V to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

(B)   The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C)   Neither any amendment nor repeal of this Article V, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article V, shall eliminate or reduce the effect of this Article V in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article V, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

(A)   To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the

indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

(B) Any amendment, repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection of a director, officer, employee, agent or other person existing at the time of, or increase the liability of any such person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.

ARTICLE VIII

For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

ARTICLE IX

(A) Unless this corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of this corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of this corporation to this corporation or this corporation's stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law or this Restated Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of this corporation shall be deemed to have notice of and consented to the provisions of this Article VIII.

(B) If any action the subject matter of which is within the scope of Article VIII(A) is filed in a court other than a court located within the State of Delaware (a "**Foreign Action**") in

the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Article VIII(A) (an "**FSC Enforcement Action**") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

(C)   If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article VIII (including, without limitation, each portion of any sentence of this Article VIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRD: That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 24th day of March, 2021.

Jason Adams, President

Exhibit 2.3

Delaware
The First State

Page 1

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "NEXT THING TECHNOLOGIES INC", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF MAY, A.D. 2021, AT 10:08 O'CLOCK **A.M.***



7577552 8100
SR# 20211781929

/s/ JEFFREY W. BULLOCK

Authentication: 203211974
Date: 05-14-21

You may verify this certificate online at corp.defaware.gov/authver.shtml

Secretary of **State**
Division of Corporations
Delivered 10:08 AM 05/14/2021
FILED 10:08 AM 05/14/2021
SR 20211781929 ● file Number 7577552

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF
NEXT THING TECHNOLOGIES INC

NEXT THING TECHNOLOGIES INC (the **"Corporation"**), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the **"Certificate of Amendment"**) amends the provisions of the Corporation's Restated Certificate of Incorporation filed with the Secretary of State on April 9, 2021 (the **"Certificate of Incorporation"**).

2. Article IV, Paragraph (A) of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

(A) Classes of Stock. The Corporation is authorized to issue shares of capital stock designated, respectively, "Class A Common Stock," "Class B Common Stock" and "Preferred Stock." The total number shares of capital stock that the Corporation is authorized to issue is 60,000,000 shares, consisting of: 32,000,000 shares of Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock"), 18,000,000 shares of Class B Common Stock, par value $0.00001 per share (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock") and 10,000,000 shares of Preferred Stock, par value $0.00001 per share (the "Preferred Stock").

3. This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, this Certificate of Amendment of Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 12 day of May, 2021.

/s/ Jason Adams
Jason Adams, President

Delaware

The First State

    I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF VALIDATION OF "NEXT THING TECHNOLOGIES INC", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF APRIL, A.D. 2023, AT 10:19 O'CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

7577552 8100
SR# 20231537981

Authentication: 203186678
Date: 04-21-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:19 AM 04/20/2023
FILED 10:19 AM 04/20/2023
SR 20231537981 - File Number 7577552

CERTIFICATE OF VALIDATION OF

CERTIFICATE OF DESIGNATION OF

SERIES SEED PREFERRED STOCK OF

NEXT THING TECHNOLOGIES INC

Pursuant to Section 204 of the General Corporation Law of the State of Delaware (the "DGCL"), Next Thing Technologies Inc, a corporation organized and existing under the laws of the State of Delaware (the **"Corporation"),** certifies as follows:

1. A Certificate of Designation of Series Seed Preferred Stock of the Corporation (the **"Certificate of Designation")** was intended to be approved by the Board of Directors of the Corporation and subsequently filed with the Secretary of State of the State of Delaware on or about March 17, 2022, but was not approved or filed at that time. The Corporation subsequently issued a total of 2,620,394 shares of Series Seed Preferred Stock (the **"Shares")** from March 18, 2022 through December 12, 2022. The failure of the Board of Directors to approve and file the Certificate of Designation, as well as the subsequent issuances of the Shares, constituted defective corporate acts under Section 204 of the DGCL.

2. The time and date of each issuance of Shares constituting the defective corporate acts for purposes of Section 204 of the DGCL is listed on Exhibit A hereto.

3. On April 18, 2023, the Board of Directors adopted resolutions ratifying such defective corporate acts, including the Certificate of Designation and the issuance of the Shares pursuant to the Certificate of Designation.

4. Attached hereto as Exhibit B is the Certificate of Designation intended to be filed with the Secretary of State of the State of Delaware on March 17, 2022. The Certificate of Designation contains all information required under Section 151(g) of the DGCL to give effect to such defective corporate act. The Certificate of Designation shall be deemed to have become effective as of March 18, 2022, at 12:01 a.m. (Eastern) pursuant to Section 204 of the DGCL.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Validation to be executed by its duly authorized officer this 18th day of April, 2023.

Next Thing Technologies Inc

DocuSigned by:

By: /s/ Jason Adams
Name: Jason Adams
Title: CEO & President

Exhibit A

Defective Issuances of Putative Stock

Type	Number of Shares	Date
Series Seed Preferred	183,286	March 18, 2022
Series Seed Preferred	135,008	March 18, 2022
Series Seed Preferred	3,137	April 15, 2022
Series Seed Preferred	637,301	April 15, 2022
Series Seed Preferred	1,379	July 29, 2022
Series Seed Preferred	564,273	July 28, 2022
Series Seed Preferred	610,491	September 16, 2022
Series Seed Preferred	485,519	December 12, 2022
Total	2,620,394	

EXIDBITB

[ATTACHED AS NEXT PAGES]

CERTIFICATE OF DESIGNATION OF

SERIES SEED PREFERRED STOCK OF

NEXT THING TECHNOLOGIES INC

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, Next Thing Technologies Inc, a corporation organized and existing under the General Corporation Law of the State of Delaware (the **"Corporation"**), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Certificate of incorporation of the Corporation (the **"Certificate of Incorporation"**) authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $0.00001 per share, of the Corporation (**"Preferred Stock"**) in one or more series, and expressly authorizes the Board of Directors of the Corporation (the **"Board"**), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions, and limitations of the shares of such series; and

WHEREAS it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences, and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (the **"Certificate of Designation"**) establish and fix and herein state and express the designation, rights, preferences, powers, restrictions, and limitations of such series of Preferred Stock as follows:

1. Designation. There shall be a series of Preferred Stock that shall be designated as "Series Seed Preferred Stock" (the **"Series Seed Preferred Stock"**) and the number of Shares constituting such series shall be 2,620,394. The rights, preferences, powers, restrictions, and limitations of the Series Seed Preferred Stock shall be as set forth herein.

2. Defined Terms. For purposes hereof, the following terms shall have the following meanings:

"**Board**" has the meaning set forth in the Recitals.

"**Bylaws**" has the meaning set forth in Section 4.1.

"**Certificate of Designation**" has the meaning set forth in the Recitals.

"**Certificate of Incorporation**" has the meaning set forth in the Recitals.

"**Class A Common Stock**" means the Class A Common Stock, par value $0.00001 per share, of the Company.

"**Class B Common Stock**" means the Class B Common Stock, par value $0.00001 per share, of the Company.

"**Common Stock**" means, collectively, the Class A Common Stock and the Class B Common Stock.

"**Contingency Event**" has the meaning set forth in Section 5.3(a).

"**Conversion Price**" has the meaning set forth in Section 5.1(a).

"**Conversion Time**" has the meaning set forth in Section 5.3(a).

"**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, including Options.

"**Corporation**" has the meaning set forth in the Preamble.

"**Deemed Liquidation Event**" means each of the following events, unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this definition, all shares of Common Stock issuable upon exercise of Convertible Securities outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

"Mandatory Conversion Time" has the meaning set forth in Section 5.10.

"Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

"Original Issue Date" has the meaning set forth in Section 5.4.

"Original Issue Price" means $1.94 per share for Series Seed Preferred Stock.

"Preferred Stock" has the meaning set forth in the Recitals.

"Requisite Holders" means the holders of a majority of the outstanding shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis).

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"Series Seed Preferred Stock" has the meaning set forth in Section 1.

3. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

3.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for each share of Series Seed Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Class A Common Stock pursuant to Section 5 hereof immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they are entitled under this Section 3.1, the holders of shares of Series Seed Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

3.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred Stock as provided in Section 3. I, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

3.3 <u>Amount Deemed Paid or Distributed.</u> The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any Deemed Liquidation Event will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

4. <u>Voting.</u>

4.1 General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series Seed Preferred Stock may cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series Seed Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this of Certificate of Designation, holders of Series Seed Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock, and will be entitled to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the **"Bylaws"**).

4.2 <u>Series Seed Preferred Stock Protective Provisions.</u> At any time when at least 75% of the initially issued shares of Series Seed Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in this Certificate of Designation, the Certificate of Incorporation, or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock; or

(b) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Certificate of Incorporation, as then in effect, that are senior to or on a parity with the Series Seed Preferred Stock.

5. Conversion. The holders of Series Seed Preferred Stock have the following conversion rights (the "Conversion Rights"):

5.1 Right to Convert.

(a) Conversion Ratio. Each share of Series Seed Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price for the Series Seed Preferred Stock by the Conversion Price of such series of Series Seed Preferred Stock in effect at the time of conversion. The **"Conversion Price"** shall initially mean the Original Issue Price of the Series Seed Preferred Stock, subject to adjustment as provided in this Certificate of Designation.

(b) Termination of Conversion Rights. Subject to Section 5.3(a) in the case of a Contingency Event, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series Seed Preferred Stock.

5.2 Fractional Shares. No fractional shares of Class A Common Stock will be issued upon conversion of Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Class A Common Stock issuable upon such conversion.

5.3 Mechanics of Conversion.

(a) Notice of Conversion. To voluntarily convert shares of Series Seed Preferred Stock into shares of Class A Common Stock, a holder of Series Seed Preferred Stock will surrender the certificate or certificates for the shares of Series Seed Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Series Seed Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a **"Contingency Event"**). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the **"Conversion Time"**), and the shares of Class A Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Class A Common Stock issuable upon the conversion in accordance with the provisions of this Certificate of Designation and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, (b) pay in cash such amount as provided in Section 5.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

(b) <u>Reservation of Shares</u>. For the purpose of effecting the conversion of Series Seed Preferred Stock, the Corporation will at all times while any share of Series Seed Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Class A Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Series Seed Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to its Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price of Series Seed Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Series Seed Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

(c) <u>Effect of Conversion.</u> All shares of Series Seed Preferred Stock that have been surrendered for conversion as provided in this Certificate of Designation will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Class A Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 5.3(b), and to receive payment of any dividends declared but unpaid on such shares. Any shares of Series Seed Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

(d) <u>No Further Adjustment.</u> Upon any conversion of shares of Series Seed Preferred Stock, no adjustment to the Conversion Price of the Series Seed Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such Series Seed Preferred Stock or on Class A Common Stock delivered upon conversion.

5.4 <u>Adjustment for Stock Splits and Combinations.</u> If the Corporation at any time or from time to time after the date on which the first share of a Series Seed Preferred Stock is issued by the Corporation (such date referred to herein as the **"Original Issue Date"**) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each share of Series Seed Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Class A Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Class A Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date combines the outstanding shares of Common Stock, the Conversion Price of each share of Series Seed Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Class A Common Stock issuable upon conversion of each share of Series Seed Preferred Stock will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 5.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

5.5 <u>Adjustment for Certain Dividends and Distributions</u>. If the Corporation at any time or from time to time after the Original Issue Date makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such share of Series Seed Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 5.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of the event.

5.6 <u>Adjustments for Other Dividends and Distributions</u>. If the Corporation at any time or from time to time after the Original Issue Date makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the Series Seed Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Class A Common Stock on the date of such event.

5.7 <u>Adjustment for Reclassification, Exchange and Substitution</u>. If at any time or from time to time after the Original Issue Date, Class A Common Stock issuable upon the conversion of shares of Series Seed Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 5.4, 5.5, 5.6 or 5.8 or by Section 3.3 regarding a Deemed Liquidation Event), then in any such event each holder of Series Seed Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Class A Common Stock into which shares of Series Seed Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

5.8 <u>Adjustment for Merger or Consolidation</u>. Subject to the provisions of Section 3.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 5.5, 5.6 or 5.7), then, following any such consolidation or merger, the Corporation will provide that each share of Series Seed Preferred Stock will thereafter be convertible, in lieu of Class A Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Class A Common Stock issuable upon conversion of one share of Series Seed Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 5 with respect to the rights and interests thereafter of the holders of Series Seed Preferred Stock, to the end that the provisions set forth in this Section 5 (including provisions with respect to changes in and other adjustments of the Conversion Price of Series Seed Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of Series Seed Preferred Stock.

5.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of Series Seed Preferred Stock pursuant to this Section 5, the Corporation at its expense will, not later than 90 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Certificate of Designation and furnish to each holder of Series Seed Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than 90 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of the Series Seed Preferred Stock then in effect and (b) the number of shares of Class A Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of the Series Seed Preferred Stock.

5.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Class A Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the **"Mandatory Conversion Time")**, (i) all outstanding shares of Series Seed Preferred Stock will automatically convert into shares of Class A Common Stock, at the applicable ratio described in Section 5. l(a) as the same may be adjusted from time to time in accordance with Section 5 and (ii) such shares may not be reissued by the Corporation.

5.11 Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Series Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 5.10. Unless otherwise provided in this Certificate of Designation, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Series Seed Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Class A Common Stock to which such holder is entitled pursuant to this Section 5. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Series Seed Preferred Stock converted pursuant to Section 5.10, including the rights, if any, to receive notices and vote (other than as a holder of Class A Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 5.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted shares of Series Seed Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

6. <u>Dividends.</u> The Corporation will declare all dividends pro rata on Common Stock and Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Series Seed Preferred Stock will be treated as holding the greatest whole number of shares of Class A Common Stock then issuable upon conversion of all shares of Series Seed Preferred Stock held by such holder pursuant to Section 5.

7. <u>Redeemed or Otherwise Acquired Shares.</u> Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following any such redemption.

8. <u>Waiver.</u> Any of the rights, powers, privileges and other terms of the Series Seed Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

9. <u>Notice of Record Date.</u> In the event:

9.1 the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

9.2 of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

9.3 of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Series Seed Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Series Seed Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Series Seed Preferred Stock and Common Stock. The Corporation will send the notice no less than 7 days before the earlier of the record date or effective date for the event specified in the notice.

10. <u>Notices.</u> Except as otherwise provided herein, any notice required or permitted by the provisions of this Certificate of Designation to be given to a holder of shares of Series Seed Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission

EXHIBIT F
By-Laws
(Attached)

BYLAWS

OF

NEXT THING TECHNOLOGIES INC

TABLE OF CONTENTS

TABLE OF CONTENTS

BYLAWS

OF

NEXT THING TECHNOLOGIES IN

ARTICLE I

CORPORATE OFFICES

I.1   **Offices**

In addition to the corporation's registered office set forth in the certificate of incorporation, the Board of Directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

II.1   **Place Of Meetings**

Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. In the absence of any such designation or determination, stockholders' meetings shall be held at the registered office of the corporation.

II.2   **Annual Meeting**

The annual meeting of stockholders shall be held on such date, time and place, either within or without the state of Delaware, as may be designated by resolution of the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

II.3   **Special Meeting**

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairperson of the board, the chief executive officer, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chairperson of the board, the chief executive officer or the president, the request

shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by email, fax, telegraphic or other facsimile or electronic transmission to the chairperson of the board, the chief executive officer, the president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

II.4   Notice Of Stockholders' Meetings

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

II.5   Manner Of Giving Notice; Affidavit Of Notice

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

II.6   Quorum

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

II.7   Adjourned Meeting; Notice

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are

announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

II.8 **Organization: Conduct Of Business**

Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairperson of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairperson of the meeting appoints.

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

II.9 **Voting**

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the Delaware General Corporation Law (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

II.10 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice,

or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

II.11 Stockholder Action By Written Consent Without A Meeting

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the Delaware General Corporation Law if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the Delaware General Corporation Law.

II.12 Record Date For Stockholder Notice; Voting; Giving Consents

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful

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action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If the Board of Directors does not so fix a record date:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for 30 days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

II.13 **Proxies**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the Delaware General Corporation Law.

ARTICLE III

DIRECTORS

III.1 **Powers**

Subject to the provisions of the Delaware General Corporation Law and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the

corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

III.2 **Number Of Directors**

(a)   The total number of directors constituting the entire Board of Directors (the "Number of Authorized Directors") shall be fixed or changed in the manner provided in these bylaws, unless the certificate of incorporation fixes the Number of Authorized Directors, in which case the Number of Authorized Directors shall be changed only by amendment of the certificate of incorporation.

(b)   Subject to Section 3.4 of these bylaws, the Number of Authorized Directors may be fixed or changed: (i) by a resolution of the Board of Directors or of the stockholders, or (ii) if applicable, by action of the incorporator(s) (which includes any person(s) acting, in accordance with the Delaware General Corporation Law, on behalf of any incorporator(s) not available to act) before the election of the initial Board of Directors. No reduction of the Number of Authorized Directors shall have the effect of removing any director before such director's term of office expires.

(c)   If the Number of Authorized Directors is already fixed (whether by the certificate of incorporation, resolution of the Board of Directors or of the stockholders, action of the incorporators(s) before the election of the initial Board of Directors, or otherwise in accordance with the Delaware General Corporation Law) at the time the adoption of these bylaws is effective (the "Effective Time"), then the Number of Authorized Directors, until changed in accordance with this Section 3.2, is such already fixed Number of Authorized Directors.

(d)   If the Number of Authorized Directors is not already fixed at the Effective Time, then: (i) if there are directors in office at the Effective Time, the Number of Authorized Directors, until changed in accordance with this Section 3.2, is the total number of directors in office at the Effective Time, or (ii) if there are no directors in office at the Effective Time, the Number of Authorized Directors, until fixed or changed in accordance with this Section 3.2, is the total number of directors on the Board of Directors as first constituted following the Effective Time (whether such directors are elected by resolution of the stockholders, action of the incorporators(s) before the election of the initial Board of Directors, or otherwise in accordance with the Delaware General Corporation Law).

III.3 **Election, Qualification And Term Of Office Of Directors**

Except as provided in Section 3.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

III.4 **Resignation And Vacancies**

Any director may resign at any time upon written notice to the attention of the Secretary of the corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy or newly created directorship may be filled by a majority of the directors then in office (including any directors that have tendered a resignation effective at a future date), though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy or newly created directorship occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy or newly created directorship by (i) voting for their own designee to fill such vacancy or newly created directorship at a meeting of the corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the Delaware General Corporation Law.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the Delaware General Corporation Law as far as applicable.

III.5 **Place Of Meetings; Meetings By Telephone**

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the state of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

III.6 **Regular Meetings**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

III.7 **Special Meetings; Notice**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic transmission, or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission, telephone or telegram, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

III.8 **Quorum**

At all meetings of the Board of Directors, a majority of the total number of directors then in office (but in no case less than 1/3 of the Number of Authorized Directors (as defined in Section 3.2 of these bylaws)) shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

III.9 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at

the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

III.10 **Board Action By Written Consent Without A Meeting**

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

III.11 **Fees And Compensation Of Directors**

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

III.12 **Approval Of Loans To Officers**

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

III.13 **Removal Of Directors**

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock

represented at the meeting or pursuant to written consent; provided, however, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the Number of Authorized Directors (as defined in Section 3.2 of these bylaws) shall have the effect of removing any director before such director's term of office expires.

III.14 Chairperson Of The Board Of Directors

The corporation may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors who shall not be considered an officer of the corporation.

ARTICLE IV

COMMITTEES

IV.1 Committees Of Directors

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the corporation.

IV.2 Committee Minutes

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

IV.3 Meetings And Actions Of Committees

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these bylaws, with

such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V

OFFICERS

V.1 **Officers**

The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the Board of Directors, a chief executive officer, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

V.2 **Appointment Of Officers**

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights (if any) of an officer under any contract of employment.

V.3 **Subordinate Officers**

The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

V.4 **Removal And Resignation Of Officers**

Subject to the rights (if any) of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the

resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

V.5 Vacancies In Offices

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

V.6 Chief Executive Officer

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as chief executive officer shall also be the acting president of the corporation whenever no other person is then serving in such capacity.

V.7 President

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

V.8 Vice Presidents

In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairperson of the board.

V.9 Secretary

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all

meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates (if any) evidencing such shares, and the number and date of cancellation of every certificate (if any) surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or she shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

V.10   **Chief Financial Officer**

The chief financial officer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The chief financial officer shall render to the chief executive officer, the president, or the Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

V.11   **Treasurer**

The treasurer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors and shall render to the chief financial officer, the chief executive officer, the president or the Board of Directors, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

V.12 **Representation Of Shares Of Other Corporations**

The chairperson of the board, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

V.13 **Authority And Duties Of Officers**

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

VI.1 **Indemnification Of Directors And Officers**

The corporation shall, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

VI.2 **Indemnification Of Others**

The corporation shall have the power, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

VI.3 **Payment Of Expenses In Advance**

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

VI.4 **Indemnity Not Exclusive**

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation.

VI.5 **Insurance**

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the Delaware General Corporation Law.

VI.6 **Conflicts**

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a)   That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b)   That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII

RECORDS AND REPORTS

VII.1   **Maintenance And Inspection Of Records**

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

VII.2   **Inspection By Directors**

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its

discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VIII

GENERAL MATTERS

VIII.1 **Checks**

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

VIII.2 **Execution Of Corporate Contracts And Instruments**

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

VIII.3 **Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares**

The shares of the corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and recorded as they are issued. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock and upon the request of a stockholder, the corporation shall send to the record owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's certificate of incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a

dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

VIII.4 **Special Designation On Certificates and Notices of Issuance**

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock, or the purchase agreement for such stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

VIII.5 **Lost Certificates**

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or notice of uncertificated stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

VIII.6 **Construction; Definitions**

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

VIII.7 **Dividends**

The directors of the corporation, subject to any restrictions contained in (a) the Delaware General Corporation Law or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

VIII.8 **Fiscal Year**

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

VIII.9 **Transfer Of Stock**

Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or, in the case of uncertificated securities and upon request, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

VIII.10 **Stock Transfer Agreements**

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Delaware General Corporation Law.

VIII.11 **Stockholders Of Record**

The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

VIII.12 **Facsimile Or Electronic Signatures**

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or officer of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE IX

AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

CERTIFICATE OF ADOPTION OF BYLAWS

OF

NEXT THING TECHNOLOGIES INC

ADOPTION BY BOARD OF DIRECTORS

The undersigned persons, appointed to act pursuant to the incorporation of Next Thing Technologies Inc, a Delaware corporation, and the corporation's incorporator, hereby adopts the foregoing Bylaws as the Bylaws of the corporation.

Executed on: __8/26/2019__

BOARD OF DIRECTORS:

Signature: _____

Signature: _____

Signature: _____

CERTIFICATE BY SECRETARY OF ADOPTION BY INCORPORATOR

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of Next Thing Technologies Inc, a Delaware corporation, and that the foregoing Bylaws were adopted as the Bylaws of the corporation on __Aug 26, 2019__, by the Board of Directors of the corporation.

Executed on: __8/26/2019__

SECRETARY:

Signature: _____

EXHIBIT G
Video Transcript
(Attached)

Hi, I'm Jason, the CEO of Next Thing Technologies. We're focused on building sodium ion cells, modules and packs primarily for the energy storage space. We can provide alternative material chemistry to the world.

There's a lot of scaling that's happening now for commercial storage, especially in things like AI, where data centers need more and more power and our infrastructure's just not there. So the way we're gonna get through it is better batteries, and sodium inherently through its chemical properties is more likely to be a better battery for storage. Things where the battery isn't going to move.

Lithium will always be the king of lightest and most energy density. But for something like a battery that sits in your data center, you don't need it to be light. Right now even though there's people saying they're working on sodium, I can't find anything out in the real world. You know, we can't buy one. They say they made a car but no one's seen the car. So I think this is just, let's actually make it usable, have people have it, and then I think that'll open up the picture for sodium ion.

The government wants to fund things like this. So having something like this to prove that it's feasible, I think can help open that up and get more funding to make it bigger in the US.

This particular pack is super exciting because there is so much growth to be done in the industry, especially with sodium ion. And so this is the first pack that — have the data from the cell and the cell is performing very well, and that is very promising and exciting, which is why we wanna see it work in this configuration because then that means you actually have a product, like can you make your money back from what you spent on this when you put it in your house? And that in the end of the day is what sells the product.

Sodium feels the most feasible to actually get something that people can talk about and use and see. So I do think it's a piece of the energy picture. Decentralized power from homes. They're gonna have to build more nuclear power plants here, but the cleaner and safer we could get it, the better. And I think the US is trying to lead the way in that direction and I think this will be a nice next step.

So that's what we do. We're Next Thing Technologies. Bringing sodium ion batteries to the US.